SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of September 2005

                           PRANA BIOTECHNOLOGY LIMITED
                              (Name of Registrant)

          Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

      This Form 6-K is being incorporated by reference into the Registrant's Registration Statement on Form F-3 File No. 333-116232.

                           PRANA BIOTECHNOLOGY LIMITED

6-K   Items

1. Consolidated Financial Statements of Prana Biotechnology Limited as of June 30, 2005 and 2004 and for Each of the Three Years in the Period Ended June 30, 2005.

2.    Operating and Financial Review and Prospects.

3. Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm.

                                                                          ITEM 1

                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2005
                              IN AUSTRALIAN DOLLARS

                                      INDEX

                                                                            Page

Report of Registered Public Accounting Firm                                    5
Consolidated Statements of Financial Position                                  6
Consolidated Statements of Financial Performance                               7
Consolidated Statements of Cash Flows                                          8
Consolidated Statements of Changes in Stockholders' Equity                     9
Notes to the Consolidated Financial Statements.                               11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DELOITTE TOUCHE TOHMATSU

To The Board of Directors and Shareholders of Prana Biotechnology Limited

We have audited the accompanying consolidated statements of financial position of Prana Biotechnology Limited and subsidiaries (a development stage company) (the "Company") as of June 30, 2005 and 2004 and the related consolidated statements of financial performance, cash flows and changes in stockholders' equity for each of the three years in the period ended June 30, 2005, and for the period from November 11, 1997 (date of inception) to June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Prana Biotechnology Limited and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, and for the period from November 11, 1997 (date of inception) to June 30, 2005, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.


/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Chartered Accountants

Melbourne, Australia
September 30, 2005

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                             (in Australian dollars)

                                                                          June 30,
                                                               ------------------------------
                                                      Notes        2005              2004
                                                               ------------      ------------
Current Assets
Cash assets                                                      21,453,304        29,580,398
Receivables                                           5             174,476            92,917
Other                                                 6             495,165            72,769
                                                               ------------      ------------

Total Current Assets                                             22,122,945        29,746,084
                                                               ------------      ------------

Non Current Assets
Property and equipment                                7             166,214           180,971
Intangible assets                                     8                  --        11,488,343
                                                               ------------      ------------

Total Non Current Assets                                            166,214        11,669,314
                                                               ------------      ------------

Total Assets                                                     22,289,159        41,415,398
                                                               ------------      ------------

Current Liabilities
Payables                                              9           2,571,181         2,661,950
Provisions                                            10             78,602            42,597
                                                               ------------      ------------

Total Current Liabilities                                         2,649,783         2,704,547
                                                               ------------      ------------

Non-Current Liabilities
Provisions                                            10             45,200             8,292
                                                               ------------      ------------

Total Non-Current Liabilities                                        45,200             8,292
                                                               ------------      ------------

Total Liabilities                                                 2,694,983         2,712,839
                                                               ------------      ------------

Net Assets                                                       19,594,176        38,702,559
                                                               ============      ============

Equity
Contributed equity                                    11         55,405,707        49,505,493
   2005: 127,319,260 fully paid ordinary shares
   2004: 115,984,380 fully paid ordinary shares
Reserve                                               12         14,661,942        14,661,942
Accumulated deficit during the development stage      12        (50,473,473)      (25,464,876)
                                                               ------------      ------------

Total Equity                                                     19,594,176        38,702,559
                                                               ============      ============

      See notes to the consolidated financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE
                             (in Australian dollars)

                                                                Years ended June 30,
                                                 ------------------------------------------------     Period from
                                                                                                        Inception
                                                                                                      (November 11,
                                                                                                           1997)
                                                     2005              2004              2003          to June 30,
                                                                                                           2005
                                                 ------------      ------------      ------------      ------------
                                        Notes
Revenue from ordinary activities          2         2,653,113         2,321,227         1,816,478         8,179,728

Depreciation and amortization
expense                                   3        (1,165,227)       (1,195,006)       (1,185,973)       (6,502,436)
Patents, research and development
expense                                   3        (7,109,839)       (4,853,536)       (1,386,006)      (17,797,596)
Patents, research and development
expense - related parties                 3, 21      (577,757)         (379,045)         (475,289)       (2,280,699)
Legal expense                                      (1,047,448)       (1,650,467)         (848,660)       (4,736,148)
Employee benefits expense                          (2,438,303)       (1,060,730)         (760,980)       (4,684,831)
Consulting fee expense                             (1,607,892)       (1,706,809)         (567,730)       (4,973,832)
Corporate compliance expense                         (562,123)         (419,708)         (395,604)       (1,989,446)
Foreign exchange loss                              (1,362,572)         (182,768)          (12,481)       (1,557,821)
Impairment of intangible assets                   (10,388,339)               --                --       (10,388,339)
Other expenses from ordinary
activities - related parties              21               --           (81,470)         (114,247)         (268,217)
Other expenses from ordinary
activities                                         (1,402,210)         (677,302)         (654,346)       (3,473,836)
                                                 ------------      ------------      ------------      ------------

Loss from ordinary activities
before income tax expense                         (25,008,597)       (9,885,614)       (4,584,838)      (50,473,473)

Income tax expense relating to
ordinary activities                       4                --                --                --                --
                                                 ------------      ------------      ------------      ------------

Net loss                                  12(b)   (25,008,597)       (9,885,614)       (4,584,838)      (50,473,473)
                                                 ============      ============      ============      ============

Loss per share
(basic and diluted)                       18            (0.20)            (0.13)            (0.08)              N/A
                                                 ============      ============      ============      ============

      See notes to the consolidated financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (in Australian dollars)

                                                                Years Ended June 30,
                                                   ------------------------------------------------      Period from
                                                                                                          Inception
                                                                                                        (November 11,
                                                                                                             1997)
                                                       2005              2004              2003          to June 30,
                                                                                                             2005
                                                   ------------      ------------      ------------      ------------
                                         Notes
Cash Flows from
Operating Activities
Payments to suppliers and employees                 (13,959,679)       (7,896,711)       (5,271,577)      (35,638,125)
Interest received                                       883,583           176,845           106,835         1,741,413
Government grant received                               532,283           909,946           836,575         3,122,518
Nasdaq reimbursements received                               --                --           231,304           231,304
 Neuroscience Victoria monies received                1,125,000         1,462,500           506,250         3,093,750
                                                   ------------      ------------      ------------      ------------

  Net cash flows used in
     operating activities                13 (a)     (11,418,813)       (5,347,420)       (3,590,613)      (27,449,140)
                                                   ------------      ------------      ------------      ------------

Cash Flows from Investing Activities
Payments for purchase of  equipment                     (50,466)         (134,362)          (87,929)         (356,989)
                                                   ------------      ------------      ------------      ------------

  Net cash flows used in
     investing activities                               (50,466)         (134,362)          (87,929)         (356,989)
                                                   ------------      ------------      ------------      ------------
Cash Flows from Financing Activities
Proceeds from issue of shares                                --        33,853,606                --        46,854,565
Payment of share issue costs                            (48,576)       (2,834,941)               --        (3,667,054)
Proceeds from exercise of options                     4,753,333           762,500         3,713,792         9,812,471
Payment of underwriting costs                                --                --          (144,000)         (144,000)
Repayment of borrowings                                      --                --                --        (2,038,728)
                                                   ------------      ------------      ------------      ------------

  Net cash flows provided by
    financing activities                              4,704,757        31,781,165         3,569,792        50,817,254
                                                   ------------      ------------      ------------      ------------

Net (decrease)/ increase in
   cash held                                         (6,764,522)       26,299,383          (108,750)       23,011,125

Opening cash brought forward                         29,580,398         3,463,783         3,585,014                --
Exchange rate adjustments on cash
held in  foreign currencies                          (1,362,572)         (182,768)          (12,481)       (1,557,821)
                                                   ------------      ------------      ------------      ------------

Closing cash carried forward             13 (b)      21,453,304        29,580,398         3,463,783        21,453,304
                                                   ============      ============      ============      ============

      See notes to the consolidated financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              (in Australian dollars, except for number of shares)

                                                                             Accumulated
                                                                            Deficit During         Asset
                                          Number of        Contributed        Development       Revaluation
                                            Shares            Equity             Stage            Reserve            Total
                                        --------------    --------------    --------------     --------------    --------------
Balance, November 11, 1997                          --                --                --                 --                --
(Inception)

Net loss                                            --                --              (690)                --              (690)
Issuance of shares to founders                      20                20                --                 --                20
                                        --------------    --------------    --------------     --------------    --------------
Balance, June 30, 1998                              20                20              (690)                --              (670)

Net loss                                            --                --           (80,000)                --           (80,000)
                                        --------------    --------------    --------------     --------------    --------------
Balance, June 30, 1999                              20                20           (80,690)                --           (80,670)

Net loss                                            --                --        (1,326,288)                --        (1,326,288)
Revaluation of intangible assets
to directors' valuation                             --                --                --         14,661,942        14,661,942
297 for 1 share split                            5,920                --                --                 --                --
Issuance of shares in connection
with private placement                             960               960                --                 --               960
5,000 for 1 share split                     34,493,100                --                --                 --                --
Issuance of shares in connection
with initial public offering, net
of issue costs                              16,000,000         7,470,863                --                 --         7,470,863
Issuance of shares in connection
with exercise of options                         5,000             2,500                --                 --             2,500
                                        --------------    --------------    --------------     --------------    --------------
Balance, June 30, 2000                      50,505,000         7,474,343        (1,406,978)        14,661,942        20,729,307

Net loss                                            --                --        (4,138,979)                --        (4,138,979)
Issuance of shares in connection
with private placements, net of
issue costs                                  6,666,666         4,745,599                --                 --         4,745,599
Non-cash issuance of shares to
consultants                                     88,600            48,950                --                 --            48,950
Non-cash issuance of options to
consultants                                         --             8,000                --                 --             8,000
                                        --------------    --------------    --------------     --------------    --------------
Balance, June 30, 2001                      57,260,266        12,276,892        (5,545,957)        14,661,942        21,392,877

Net loss                                            --                --        (5,448,467)                --        (5,448,467)
Issuance of shares in connection
with exercise of options                     1,160,690           580,346                --                 --           580,346
Non-cash issuance of shares to
consultants                                    191,794           144,230                --                 --           144,230
                                        --------------    --------------    --------------     --------------    --------------
Balance, June 30, 2002                      58,612,750        13,001,468       (10,994,424)        14,661,942        16,668,986

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
              (in Australian dollars, except for number of shares)

                                                                             Accumulated
                                                                            Deficit During         Asset
                                          Number of        Contributed        Development       Revaluation
                                            Shares            Equity             Stage            Reserve            Total
                                        --------------    --------------    --------------     --------------    --------------
Net loss                                            --                --        (4,584,838)                --        (4,584,838)
Issuance of shares in connection
with exercise of options, net of
underwriting costs                           7,427,584         3,569,792                --                 --         3,569,792
Non-cash issuance of shares to
consultants                                    146,969           169,763                --                 --           169,763
                                        --------------    --------------    --------------     --------------    --------------
Balance, June 30, 2003                      66,187,303        16,741,023       (15,579,262)        14,661,942        15,823,703

Net loss                                            --                --        (9,885,614)                --        (9,885,614)
Issuance of shares in connection
with private placements, net of
issue costs                                 47,102,853        31,018,665                --                 --        31,018,665
Issuance of shares in connection
with exercise of options                     1,325,000           762,500                --                 --           762,500
Non-cash issuance of shares to
consultants and directors                    1,369,224           983,305                --                 --           983,305
                                        --------------    --------------    --------------     --------------    --------------
Balance, June 30, 2004                     115,984,380        49,505,493       (25,464,876)        14,661,942        38,702,559

Net loss                                            --                --       (25,008,597)                --       (25,008,597)
Issuance of shares in connection
with exercise of options, net of
issue costs                                  9,506,666         4,708,574                --                 --         4,708,574
Non-cash issuance of shares to
consultants and directors                      478,214           255,141                --                 --           255,141
Non-cash issuance of shares for
settlement of litigation                     1,350,000           756,000                --                 --           756,000
Non-cash issuance of options to
consultants                                         --           180,499                --                 --           180,499
                                        --------------    --------------    --------------     --------------    --------------
Balance, June 30, 2005                     127,319,260        55,405,707       (50,473,473)        14,661,942        19,594,176
                                        ==============    ==============    ==============     ==============    ==============

See notes to the consolidated financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Prana Biotechnology Limited, Prana Biotechnology Inc. and Prana Biotechnology UK Limited ("Prana" or the "consolidated entity") is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. Prana Biotechnology Limited (the "Company"), the parent entity was incorporated on November 11, 1997 in Melbourne, Australia. The UK and US subsidiaries were incorporated in August 2004.

On March 28, 2000, the Company completed its initial public offering in Australia and listed on the Australian Stock Exchange ("ASX"). In September 2002, the Company's shares were approved for listing on the NASDAQ SmallCap Market (symbol: PRAN).

Financial Reporting Framework

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Development Stage - Risks and uncertainties

As a development stage enterprise, the consolidated entity's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies which have not yet commercialized any applications of their technology, particularly in new and evolving markets. Prana's operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the consolidated entity and its competitors, new technology introduced by the consolidated entity and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.

Prana will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The consolidated entity cannot be certain that it will be able to raise any required funding or capital, on favorable terms or at all, or that it will be able to establish corporate collaborations on acceptable terms, if at all. If the consolidated entity is unable to obtain such additional funding or capital, it may be required to reduce the scope of its development plans.

Prana's experience in exploiting its technology is limited. The consolidated entity cannot be certain that its operations will be profitable in the short-term, or at all. If Prana fails in any of its efforts to establish or expand its business, the results of operations, financial condition and liquidity of the consolidated entity could be materially adversely affected. The consolidated entity cannot be certain that it will be able to obtain or retain any permits required by the consolidated entity to market, sell and deliver its technology. Any of these factors could result in the cessation of Prana's operations.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its controlled entities as defined in Accounting Standard AASB 1024: Consolidated Accounts. The companies comprising the consolidated entity are disclosed above. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealized profits arising within the consolidated entity are eliminated in full.

(b) Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks and money market investments readily convertible to cash.

(c) Recoverable amount of non-current assets

Each reporting period, the directors assess the recoverable amount of all non-current assets. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount. The recoverable amount is estimated based on expected net cash flows discounted to their present values using a market-determined, risk-adjusted discounted rate.

(d) Property and equipment

Property and equipment consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to the Company's premises at Parkville, Victoria, Australia and is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to 14 years.

                  Laboratory equipment                           10%-33%
                  Computer equipment                             33%
                  Furniture and fittings                         7.5%-33%
                  Leasehold improvements                         7.5%

(e) Intangible assets and patents, research and development expense

Until December 1999, costs associated with the acquisition and development of the consolidated entity's core intellectual property were capitalized as intangible assets. After considering an independent valuation of the consolidated entity's core intellectual property at December 1999, the directors revalued the assets upwards by $14,661,942 to $16,500,000. The revaluation was recorded in the asset revaluation reserve in equity. Subsequent to the revaluation, all costs associated with the acquisition and development of core intellectual property are charged to patents, research and development expense.

In accordance with Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets ("AASB 1041"), on July 1, 2000 the directors deemed the revalued carrying amount of core intellectual property to be cost for financial reporting purposes.

Core intellectual property was amortized on a straight-line basis over a period of 15 years, being the period in which the future benefits are expected to arise. The directors regularly reviewed the carrying value of core intellectual property to ensure its carrying value did not exceed its recoverable amount.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As a result of the cancellation of a clinical study for the compound PBT-1 in April 2005 due to toxicity issues, the consolidated entity reviewed the carrying value of the core intellectual property and resolved to impair the value to $nil as of June 30, 2005.

(f) Payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount.

(g) Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the consolidated entity, as determined by the directors.

(h) Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Interest
--------

Interest income is recognized as earned when collectibility is reasonably assured.

Government grants
-----------------

Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase
3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed up front.

Reimbursements
--------------

Reimbursements of expenses are recognized as revenue when the reimbursement is received and the related expenses have been incurred.

Corporate partner revenues
--------------------------

Corporate partner revenues are comprised of amounts earned under agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. Revenues are recognized as earned on a straight line basis over the lives of the relevant agreements. The straight line basis is considered appropriate as the agreements do not contain clearly defined milestones. Such agreements are performed on a "best efforts" basis with no guarantee of either technological or commercial success.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Income tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognized in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realized. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realization is assured beyond reasonable doubt.

Where assets are revalued, no provision for potential capital gains tax has been made.

(j) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Employee entitlements expenses and revenues arising in respect of the following categories:

o Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and
o     Other types of employee entitlements;

are charged against profits on a net basis in their respective categories.

The value of the options issued under the Employee and Consultants Option Plans described in Note 15(b) are not being charged as an expense when they have been issued to an employee or director.

(k) Loss per share

Basic loss per share is determined by dividing the loss from ordinary activities after income tax by the weighted average number of ordinary shares outstanding during the period. The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as share options and warrants, were converted to shares as of the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive. See Note 18.

(l) Financial instruments issued by the consolidated entity

Debt and equity instruments
---------------------------

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments
----------------------------------------------------

Transaction costs arising on the issue of equity instruments are recognized directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest and dividends
----------------------

Interest and dividends are classified as expenses or as distributions of profit consistent with the Statements of Financial Position classification of the related debt or equity instruments or component parts of compound instruments.

(m) Goods and services tax

Revenues, expenses and assets are recognized net of the amount of goods and services tax (GST), except:

i. Where the amount of GST incurred is not recoverable from the taxation authority, it is recognized as part of the cost of acquisition of an asset or as part of an item of expense; or
ii.   For receivables and payables which are recognized inclusive of GST.

The gross amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows attributable to GST are included in the Statements of Cash Flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(n) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(o) Foreign currency

Foreign currency transactions
-----------------------------

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Accounts payable and receivable balances at reporting date are translated at the exchange rate in effect at that date. Exchange rate differences are recognized in net profit and loss in the period in which they arise.

Foreign operations
------------------

Financial statements of integrated foreign operations are translated at reporting date using the temporal method with exchange differences being taken to net profit or loss for the period.

(p) Start-up and organization costs

Costs of start-up activities and organizational costs are expensed as incurred.

(q) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Leased assets

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. Leased assets classified as finance leases are recognized as assets. The amount initially brought to account is the present value of minimum lease payments. Finance leased assets are amortized on a straight line basis over the estimated useful life of the asset. Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognized as an expense on a basis which reflects the pattern in which economic benefits from the leased asset are consumed.

(s) Provisions

Provisions are recognized when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is probable that recovery will be received and the amount of the receivable can be measured reliably.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(t) Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited)

The consolidated entity will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") for reporting periods beginning on or after January 1, 2005. Accordingly, the consolidated entity's first half-year report prepared under A-IFRS will be for the half-year reporting period ending December 31, 2005, and its first annual financial report prepared under A-IFRS will be for the year ending June 30, 2006.

The consolidated entity has completed an A-IFRS impact study, including the formulation of the A-IFRS accounting polices that are intended to be adopted from July 1, 2005. The likely impact of the accounting policy changes on the results and financial position of the consolidated entity has been determined.

The following Pro Forma Consolidated Statements of Financial Performance and Financial Position outline the impact on the current year result and financial position of the consolidated entity had the financial statements been prepared using A-IFRS, based on the directors' accounting policy decisions current at the date of this financial report. Users of the financial reports should note that further developments in A-IFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the accounting policy decisions made by the directors to date, and, consequently, the likely impacts outlined in the following pro forma financial statements.

The directors may, at any time until the completion of the consolidated entity's first A-IFRS compliant financial report, elect to revisit and, where considered necessary, revise the accounting policies applied in preparing the pro forma financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited) (continued)

       UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
                        FOR THE YEAR ENDED JUNE 30, 2005

                                                       Historical            AASB 2:           AASB 138:       Pro Forma
                                                         A-GAAP           Share-Based         Intangible         A-IFRS
                                            Note      Consolidated          Payments            Assets        Consolidated
Revenues From Ordinary Activities                        2,653,113                 --                 --         2,653,113

Depreciation and amortization expense         B         (1,165,227)                --          1,016,804          (148,423)
Patents, research and development expense               (7,109,839)                --                 --        (7,109,839)
Patents, research and development
expense- related parties                                  (577,757)                --                 --          (577,757)
Legal expense                                           (1,047,448)                --                 --        (1,047,448)
Employee benefits expense                     A         (2,438,303)        (1,704,734)                --        (4,143,037)
Consulting fee expense                                  (1,607,892)                --                 --        (1,607,892)
Corporate compliance expense                              (562,123)                --                 --          (562,123)
Foreign exchange loss                                   (1,362,572)                --                 --        (1,362,572)
Impairment of intangible assets               B        (10,388,339)                --          9,602,099          (786,240)
Other expenses from ordinary activities
- related parties                                               --                 --                 --                --
Other expenses from ordinary activities                 (1,402,210)                --                 --        (1,402,210)
                                                    ----------------------------------------------------------------------

Loss From Ordinary Activities Before
Income Tax Expense                                     (25,008,597)        (1,704,734)        10,618,903       (16,094,428)
                                                    ----------------------------------------------------------------------

Income Tax Expense Relating To Ordinary
Activities                                                      --                 --                 --                --
                                                    ----------------------------------------------------------------------

Net Loss                                               (25,008,597)        (1,704,734)        10,618,903       (16,094,428)
                                                    ======================================================================

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited) (continued)

        UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
                               AS AT JUNE 30, 2005

                                          Historical                              AASB 2:           Pro Forma
                                            A-GAAP          Share-Based          AASB 138            A-IFRS
                                 Note    Consolidated         Payments       Intangible Assets    Consolidated
Current Assets
Cash assets                                 21,453,304                 --                 --         21,453,304
Receivables                                    174,476                 --                 --            174,476
Other                                          495,165                 --                 --            495,165
                                        -----------------------------------------------------------------------

Total Current Assets                        22,122,945                 --                 --         22,122,945
                                        -----------------------------------------------------------------------

Non-current Assets
Property and equipment                         166,214                 --                 --            166,214
                                        -----------------------------------------------------------------------

Total Non-current Assets                       166,214                 --                 --            166,214
                                        -----------------------------------------------------------------------

Total Assets                                22,289,159                 --                 --         22,289,159
                                        -----------------------------------------------------------------------

Current Liabilities
Payables                                     2,571,181                 --                 --          2,571,181
Provisions                                      78,602                 --                 --             78,602
                                        -----------------------------------------------------------------------

Total Current  Liabilities                   2,649,783                 --                 --          2,649,783
                                        -----------------------------------------------------------------------

Non-current Liabilities
Provisions                                      45,200                 --                 --             45,200
                                        -----------------------------------------------------------------------

Total Non-current Liabilities                   45,200                 --                 --             45,200
                                        -----------------------------------------------------------------------

Total Liabilities                            2,694,983                 --                 --          2,694,983
                                        -----------------------------------------------------------------------

Net Assets                                  19,594,176                 --                 --         19,594,176
                                        =======================================================================
Equity
Contributed equity                A         55,405,707          1,704,734                 --         57,110,441
Reserves                          B         14,661,942                 --        (14,661,942)                --
Accumulated deficit during       A&B
the development stage                      (50,473,473)        (1,704,734)        14,661,942        (37,516,265)
                                        -----------------------------------------------------------------------

Total Equity                                19,594,176                 --                 --         19,594,176
                                        =======================================================================

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited) (continued)

The following explanatory notes relate to the unaudited pro forma consolidated financial statements above and describe the differences between the accounting polices under A-IFRS and the current treatment of those items under Australian Generally Accepted Accounting Principles ("A-GAAP").

A. Share-based Payments
-----------------------

Under A-GAAP, the consolidated entity does not recognize an expense for share-based compensation granted to employees or directors. Under A-IFRS, the fair value of share options issued to employees and directors is determined at the grant date and expensed over the expected vesting period of the options. As permitted under A-IFRS first time adoption, the consolidated entity will not retrospectively recognize share-based payments that have vested before January 1, 2005.

For the year ended June 30, 2005, under A-IFRS, contributed equity will increase by $1,704,734 and an additional employee benefits expense of the same amount will be recognized in profit and loss in relation to the options issued during the year.

B. Intangible Assets
--------------------

Under A-GAAP, the consolidated entity revalued the core intellectual property to fair value in December 1999. Under A-IFRS, the revaluation is permissible only if there is an active market for the asset. As a consequence, upon transition to A-IFRS at July 1, 2004, intangible assets will decrease by $10,208,582 with an associated decrease in the asset revaluation reserve of $14,661,942 and accumulated losses of $4,453,360 at that date.

Under A-IFRS, internally generated intangible assets from expenditure on research activities are not recognizable. As a consequence, upon transition to A-IFRS at July 1, 2004, intangible assets will decrease by $410,321 with a corresponding increase in accumulated deficit at that date.

As a result of the above transition adjustments, the carrying value of the intangible assets at 1 July 2004 was $869,440.

The impact of the above transition adjustment to A-IFRS for the year ended June 30, 2005 is that the amortization expense will decrease by $1,016,804 and the impairment of intangible assets will decrease by $9,602,099. In addition, the asset revaluation reserve as at June 30, 2005 will decrease by $14,661,942.

C. Financial Instruments
------------------------

The directors have elected not to apply the first-time adoption exemption available to Prana to defer the date of transition of AASB 132: Financial
Instruments: Disclosure and Presentation and AASB 139: Financial Instruments:
Recognition and Measurement' to July 1, 2005. This has nil effect on the consolidated financial statements. -

D. Reconciliation of Accumulated Deficit as at July 1, 2004
-----------------------------------------------------------

                                                                    Consolidated
Accumulated deficit under A-GAAP                                    (25,464,876)
Intangible assets - reversal of amortization from                     4,453,360
revaluation
Intangible assets - derecognition of research
expenditure                                                            (410,321)
                                                                    -----------
Accumulated deficit under A-IFRS                                    (21,421,837)
                                                                    ===========

E. Reconciliation of Contributed Equity as at July 1, 2004
----------------------------------------------------------

There were no adjustments to the Contributed Equity of the consolidated entity at July 1, 2004. Contributed Equity under A-GAAP and under A-IFRS at July 1, 2004 was $49,505,493.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited) (continued)

F. Reconciliation of the Asset Revaluation Reserve as at July 1, 2004
---------------------------------------------------------------------

                                                                    Consolidated
Asset revaluation reserve under A-GAAP                               14,661,942
Intangible assets - reversal of revaluation                         (14,661,942)
                                                                    -----------
Asset revaluation reserve under A-IFRS                                       --
                                                                    ===========

                                                           Years Ended June 30,
                                               --------------------------------------------
                                                   2005            2004            2003
                                               ------------    ------------    ------------
2     REVENUE FROM ORDINARY ACTIVITIES

Interest - Other persons/corporations               892,135         211,327         111,686
Government grant (i)                                629,692         647,400         967,000
Nasdaq reimbursements (ii)                               --              --         231,304
Corporate partner revenues (iii)                  1,125,000       1,462,500         506,250
Other revenues                                        6,286              --             238
                                               ------------    ------------    ------------

 Total revenues from ordinary activities          2,653,113       2,321,227       1,816,478
                                               ============    ============    ============

(i) On July 26, 2001, the consolidated entity announced the grant of a $1.74 million START grant from the Australian Industry Research and Development Board to expand the consolidated entity s core intellectual property for drug treatment of neurodegenerative diseases. During the year ended June 30, 2003, the consolidated entity met the revenue recognition criteria to record $967,000 of the grant as revenue. This grant was completed ahead of schedule on June 30, 2003. At June 30, 2003, revenue was over accrued by $21,750.

On May 5, 2003, the consolidated entity announced a Biotechnology Innovation Fund grant of $227,252 from the Australian Industry Research and Development Board to research the development of an immunotherapy from Alzheimer's Disease. During the years ended June 30, 2005 and 2004, the consolidated entity met the revenue recognition criteria to record revenue of $101,689 and $125,515, respectively. This grant was completed in January 2005.

On February 18, 2004, the consolidated entity announced a further START grant of $1.35 million from the Australian Industry Research and Development Board to take its second generation drug candidate for Alzheimer's disease, PBT-2, through safety testing and Phase 1 Clinical Trials. During the years ended June 30, 2005 and 2004, the Company met the revenue recognition criteria to record revenue of $528,003 and $543,635, respectively.

(ii) In September 2002, the Company listed on the Nasdaq SmallCap Market. Under an agreement with the Bank of New of York, 50% of the costs associated with the listing were reimbursed. This reimbursement of $231,304 was recognized as revenue in the year ended June 30, 2003.

(iii) In March 2003, Prana entered into various agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. The revenue under these agreements is recognized as earned on a straight line basis over the lives of the relevant agreements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

                                                                        Years Ended June 30,
                                                          ------------------------------------------------
                                                              2005              2004              2003
                                                          ------------      ------------      ------------
3     EXPENSES FROM ORDINARY ACTIVITIES

Depreciation of non-current assets
   Equipment                                                    65,223            95,002            85,971
Amortization of non-current assets
   Core intellectual property                                1,100,004         1,100,004         1,100,002
                                                          ------------      ------------      ------------

Total depreciation and amortization expense                  1,165,227         1,195,006         1,185,973
                                                          ============      ============      ============

Patents, research and development expense
   Research and development                                  7,109,839         4,853,536         1,242,481
   Research and development - related parties                  577,757           379,045           475,289
   Patents                                                          --                --           143,525
                                                          ------------      ------------      ------------

Total patents, research and development expense              7,687,596         5,232,581         1,861,295
                                                          ============      ============      ============

Rental expense under operating leases                          105,911             6,947                --
                                                          ============      ============      ============

4     INCOME TAX

 (a)     Prima facie income tax benefit
         calculated on the loss from ordinary
         activities before income tax:
Income tax benefit calculated at 30%                         7,502,579         2,965,684         1,375,451
Effect of lower tax rates of tax on overseas income             (4,567)               --                --
(Over)/under provision of income tax in previous
year                                                         2,258,204         1,052,868                --
Non-deductible amortization expense                           (330,001)         (330,001)         (330,001)
Other non-deductible expenses                               (3,426,262)         (497,360)         (300,312)
Timing differences and tax losses not brought to
account as future income tax benefits (Note 4(b))           (5,999,953)       (3,191,191)         (745,138)
                                                          ------------      ------------      ------------

Income tax expense relating to ordinary activities                  --                --                --
                                                          ============      ============      ============

 (b)     Potential future tax benefits at 30% not
         brought to account attributable to:
Tax losses - revenue                                        11,700,174         6,097,949         3,005,525
Timing differences                                             506,046           108,318             9,551
                                                          ------------      ------------      ------------

                                                            12,206,220         6,206,267         3,015,076
                                                          ============      ============      ============

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

4     INCOME TAX (continued)

The consolidated entity has future income tax benefits of tax losses not recognized as assets because recovery is not virtually certain. Such benefits will only be obtained if:

(i) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized;
(ii) the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii) no changes in tax legislation adversely affect the consolidated entity in realizing the benefit.

The consolidated entity has no franking credits available at year end.

                                                             June 30,
                                                     ------------------------
                                                        2005          2004
                                                     ----------    ----------

5     CURRENT RECEIVABLES
Government grant receivable (inclusive of GST)               --         1,390
Sundry debtors and other                                121,037        39,571
Goods and services tax receivable                        53,439        51,956
                                                     ----------    ----------

                                                        174,476        92,917
                                                     ==========    ==========

6     OTHER ASSETS
Prepayments                                             495,165        71,609
Withholding tax                                              --         1,160
                                                     ----------    ----------

                                                        495,165        72,769
                                                     ==========    ==========

7     PROPERTY AND EQUIPMENT
Gross carrying amount
Balance at beginning of year                            506,523       372,161
Additions                                                50,466       134,362
Disposals                                                    --            --
                                                     ----------    ----------

Balance at end of year                                  556,989       506,523
                                                     ----------    ----------

Accumulated depreciation
Balance at beginning of year                           (325,552)     (230,550)
Disposals                                                    --            --
Depreciation expense                           3        (65,223)      (95,002)
                                                     ----------    ----------

 Balance at end of year                                (390,775)     (325,552)
                                                     ----------    ----------

 Net book value at end of year                          166,214       180,971
                                                     ==========    ==========

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 3.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

7     PROPERTY AND EQUIPMENT (continued)

                                                           June 30,
                                               --------------------------------
                                                    2005              2004
                                               --------------    --------------
Laboratory equipment, at cost                         325,899           325,899
Less accumulated depreciation                        (314,707)         (292,340)
                                               --------------    --------------

Total laboratory equipment                             11,192            33,559
                                               --------------    --------------

Computer equipment, at cost                           116,652            81,109
Less accumulated depreciation                         (64,510)          (31,204)
                                               --------------    --------------

Total computer equipment                               52,142            49,905
                                               --------------    --------------

Furniture and fittings, at cost                        43,039            29,304
Less accumulated depreciation                          (5,636)           (1,417)
                                               --------------    --------------

Total furniture and fittings                           37,403            27,887
                                               --------------    --------------

Leasehold improvements, at cost                        71,399            70,211
Less accumulated depreciation                          (5,922)             (591)
                                               --------------    --------------

Total leasehold improvements                           65,477            69,620
                                               --------------    --------------

Total                                                 166,214           180,971
                                               ==============    ==============

8     INTANGIBLE ASSETS
Core intellectual property - at deemed cost        16,500,000        16,500,000
Accumulated amortization                           (6,111,661)       (5,011,657)
Impairment of core intellectual property          (10,388,339)               --
                                               --------------    --------------

                                                           --        11,488,343
                                               ==============    ==============

Aggregate amortization allocated during the year is recognized as an expense and disclosed in Note 3.

The Intellectual Property was impaired on June 30, 2005 following the announcement to the market in April 2005 concerning the cessation of the PBT1 clinical trial.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

                                                                          June 30,
                                                                ----------------------------
                                                                    2005            2004
                                                                ------------    ------------
                                                      Notes
9     PAYABLES (CURRENT)
 Trade creditors                                                   1,235,320         336,779
 Accrual for settlement of patent dispute                                 --         971,764
 Accrued patents, research and development expenses                  171,031         483,289
 Accrued legal expense                                               189,199          72,059
 Accrued employee benefits expense                                   192,386           5,894
 Accrued consulting expense                                          476,033          90,256
 Accrued corporate compliance expense                                148,815          96,400
Other accrued expenses                                                76,934         191,951
 Deferred revenue                                                     56,463         155,261
 Amounts payable to Directors                                         25,000         205,258
 Amounts payable to Director-related entity              21               --          53,039
                                                                ------------    ------------

                                                                   2,571,181       2,661,950
                                                                ============    ============

10    PROVISIONS
 Current
 Annual leave                                            15           78,602          42,597
                                                                ============    ============

 Non-Current
 Long service leave                                      15           45,200           8,292
                                                                ============    ============

                                                          June 30,
                                       ----------------------------------------------
                                           2005             2004             2003
                                       ------------     ------------     ------------
                               Notes
11    CONTRIBUTED EQUITY

(a)   Contributed equity
Ordinary shares fully paid     11(b)     54,662,445       49,505,493       16,733,023
Options fully paid             11(c)        289,699               --            8,000
Warrants fully paid            11(d)        453,563               --               --
                                       ------------     ------------     ------------

                                         55,405,707       49,505,493       16,741,023
                                       ============     ============     ============

(b)   Movements in shares on issue

                                                                         June 30,
                             --------------------------------------------------------------------------------------------
                                          2005                             2004                            2003
                             --------------------------------------------------------------------------------------------
                                Number of               $       Number of               $       Number of               $
                                   Shares                          Shares                          Shares
                             --------------------------------------------------------------------------------------------
Beginning of the year         115,984,380      49,505,493      66,187,303      16,733,023      58,612,750      12,993,468

Movement during the year
                               11,334,880       5,156,952      49,797,077      32,772,470       7,574,553       3,739,555
                             --------------------------------------------------------------------------------------------

End of the year               127,319,260      54,662,445     115,984,380      49,505,493      66,187,303      16,733,023
                             ============================================================================================

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11    CONTRIBUTED EQUITY (continued)

Details of share issuances are as follows:

---------------------------------------------------------------------------------------------------------------------------
Date                     Details                              Notes               Number    Issue Price                   $
---------------------------------------------------------------------------------------------------------------------------
July 8, 2002             Exercise of options                                       4,000           0.50               2,000
July 10, 2002            Exercise of options                                      13,274           0.50               6,637
                         Non-cash share issue in
                         consideration for services
July 12, 2002            provided by consultants               (i)                13,550           2.02              27,371
September 18, 2002       Exercise of options                                      32,000           0.50              16,000
September 30, 2002       Exercise of options                                      25,000           0.50              12,500
October 15, 2002         Exercise of options                                      20,081           0.50              10,040
November 20, 2002        Exercise of options                                     113,000           0.50              56,500
November 22, 2002        Exercise of options                                      33,072           0.50              16,536
November 25,  2002       Exercise of options                                       7,000           0.50               3,500
                         Non-cash share issue in
                         consideration for services
December 4, 2002         provided by consultants               (i)                15,318           1.74              26,653
December 12, 2002        Exercise of options                                      50,000           0.50              25,000
January 8, 2003          Exercise of options                                      50,000           0.50              25,000
January 22, 2003         Exercise of options                                       2,620           0.50               1,310
January 30, 2003         Exercise of options                                       9,700           0.50               4,850
                         Non-cash share issue in
                         consideration for services
January 30, 2003         provided by consultants               (i)               118,101           0.98             115,739
February 14, 2003        Exercise of options                                     499,403           0.50             249,702
February 20, 2003        Exercise of options                                     483,746           0.50             241,873
February 28, 2003        Exercise of options                                   2,530,483           0.50           1,265,242
March 5, 2003            Exercise of options                                   3,107,891           0.50           1,553,945
March 15, 2003           Exercise of options                                      25,000           0.50              12,500
March 2003               Underwriting costs                    (ii)                   --             --            (144,000)
April 3, 2003            Exercise of options                                     421,314           0.50             210,657
                                                                      ------------------                 ------------------
Year ended
  June 30, 2003          Total                                                 7,574,553                          3,739,555
                                                                      ------------------                 ------------------

August 11, 2003          Exercise of options                                      50,000           0.50              25,000
August 13, 2003          Exercise of options                                      25,000           0.50              12,500
August 27, 2003          Exercise of options                                      16,000           0.50               8,000
                         Non-cash share issue in
                         consideration for services
August 27, 2003          provided by consultants               (i)                70,768           0.70              49,538
August 29, 2003          Exercise of options                                      34,000           0.50              17,000
                         Share issue to professional
September 16, 2003       investors for cash                                    7,102,853           0.70           4,971,997
January 12, 2004         Non-cash share issue to directors    (iii)              249,999           0.48             120,000
                         Non-cash share issue in
                         consideration for services
January 12, 2004         provided by consultants               (i)                67,955           0.64              43,491
                         Non-cash share issue in
                         consideration for services
February 20, 2004        provided by consultants               (i)               155,502           0.55              85,526

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11    CONTRIBUTED EQUITY (continued)

Date                     Details                              Notes               Number    Issue Price                   $
April 8, 2004            Exercise of options                                     200,000           0.70             140,000
April 15, 2004           Exercise of options                                     100,000           0.70              70,000
April 16, 2004           Exercise of options                                     200,000           0.50             100,000
April 16, 2004           Exercise of options                                     200,000           0.70             140,000
April 20, 2004           Exercise of options                                     300,000           0.50              150,000
April 22, 2004           Exercise of options                                     200,000           0.50             100,000
                         Non-cash share issue to consultant
                         Professor Ashley Bush as per
May 10, 2004             consulting contract (Note 14)        (i)                825,000           0.83             684,750
                         Share issued to US investors for
June 1, 2004             cash                                                 40,000,000           0.72          28,881,609
                         Expired options                                              --             --               8,000
                         Capital raising costs                                        --             --          (2,834,941)
                                                                      ------------------                 ------------------
Year ended
June 30, 2004            Total                                                49,797,077                         32,772,470
                                                                      ------------------                 ------------------

                         Non-cash share issue in settlement
August 9, 2004           of litigation                        (iv)             1,350,000           0.56             756,000
                         Non-cash share issue in
                         consideration for services provided
September 16, 2004       by consultants                       (i)                 49,775           0.82              40,816
December 8, 2004         Exercise of options                                   9,506,666           0.50           4,753,333
December 17, 2004        Non-cash share issue to directors    (iii)              249,999           0.48             120,000
                         Non-cash share issue in
                         consideration for services provided
February 21, 2005        by consultants                       (i)                178,440           0.55              98,142
                         Capital raising costs                (v)                     --             --            (611,339)
                                                                      ------------------                 ------------------
Year ended
June 30, 2005                                                                 11,334,880                          5,156,952
                                                                      ------------------                 ------------------

(i) The consolidated entity recognized non-cash compensation expense for shares issued in consideration for services provided by consultants based on either the directors' valuation of the services rendered or the shares issued.

(ii) Underwriters subscribed the balance of the listed options with an expiration date of March 1, 2003 that had not been exercised by existing option holders and charged $144,000 for their services.

(iii) The base fee for three of the Company's directors was paid by the issue of 83,333 shares each as approved at the 2003 and 2004 Annual General Meetings.

(iv) The Company settled a litigation dispute with P.N. Gerolymatos via the issue of 1,350,000 shares valued as of the date the settlement agreement was signed.

(v) The capital raising costs incurred in fiscal year 2005 include the issue of warrants to a consultant as part of the US capital raising that occurred in June 2004. Capital raising costs also include the issue of options to a consultant that assisted Prana with the June 2004 US capital raising and the exercise of options.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11    CONTRIBUTED EQUITY (continued)

(c) Movements in share options

                                                                        Years Ended June 30,
                             -------------------------------------------------------------------------------------------------------
                                             2005                               2004                                2003
                             -------------------------------------------------------------------------------------------------------
                                  Number of             Comp.        Number of             Comp.         Number of             Comp.
                                    Options       Expense ($)          Options       Expense ($)           Options       Expense ($)
                             -------------------------------------------------------------------------------------------------------
Beginning of the year            21,269,167                --       21,085,000             8,000        27,894,310             8,000
Issued during the year            3,080,000           289,699        1,709,167                --           618,274                --
Expired during the year         (11,150,501)               --         (200,000)           (8,000)               --                --
Exercised during the
year (Note 11(b))                (9,506,666)               --       (1,325,000)               --        (7,427,584)               --
                             -------------------------------------------------------------------------------------------------------

End of the year                   3,692,000           289,699       21,269,167                --        21,085,000             8,000
                             =======================================================================================================

Details of option issuances are summarized as follows.

2003
----

o On July 10, 2002, the Company issued 13,274 options to an employee and 100,000 options to an outside consultant under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Of the 100,000 options issued to the consultant, one-third are exercisable beginning May 2001, another third May 2002 and the final third May 2003. The options are exercisable until June 30, 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the employee or consultant terminate employment with the Company. 13,274 options were exercised on 10 July 2002. The balance of the options lapsed on June 30, 2005.

o On October 31, 2002, the Company issued 100,000 options to an outside consultant under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Such options were exercisable on or before June 30, 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the consultant terminates employment with the Company. These options lapsed on June 30, 2005.

o On October 31, 2002, the Company issued 200,000 options to an outside consultant in consideration for services rendered. Such options are exercisable on or before October 1, 2005 at an exercise price of $0.50 per option.

o On March 1, 2003, the Company issued 55,000 options to underwriters in connection with the underwriters' subscription of the remaining balance of the listed options with an expiration date of March 1, 2003 that had not been exercised by existing option holders. Such options were exercised on the same day at an exercise price of $0.50 per option.

o On June 6, 2003, the Company issued 5,000 options to an outside consultant in consideration for services rendered. Such options are exercisable beginning March 1, 2005 through June 30, 2005 at an exercise price of $1.50 per option. These options lapsed on June 30, 2005.

o On June 6, 2003, the Company issued 145,000 options to employees under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Of the 145,000 options, 50,000 options are immediately exercisable, 20,000 options are exercisable beginning August 1, 2003, 25,000 options are exercisable beginning December 25, 2003, and 50,000 options are exercisable beginning May 31, 2004. All options have an exercise price of $0.50 per option and are exercisable until June 30, 2005. These options are forfeited in the event the employees terminate employment with the Company. These options lapsed on June 30, 2005.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11    CONTRIBUTED EQUITY (continued)

2004
----

o On August 8, 2003, the Company issued 10,000 options to outside consultants under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Of the 10,000 options issued to the consultants, half are exercisable beginning December 1, 2003 and the other half are exercisable beginning January 1, 2005. The options are exercisable until June 30, 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the consultants terminate employment with the Company. These options lapsed on June 30, 2005.

o On September 10, 2003, the Company issued 5,000 options to an outside consultant in consideration for services rendered to the Company. Such options are exercisable between March 2, 2005 and June 30, 2005 at an exercise price of $1.50 per option. These options lapsed on June 30, 2005.

o On September 15, 2003, the Company issued 244,667 options to employees and 17,500 options to outside consultants under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Of the 244,667 options issued to employees, 58,000 were escrowed until August 1, 2004, 166,667 were escrowed until May 31, 2004 and 20,000 were escrowed until August 31, 2004. Of the options issued to the consultants, 2,500 are exercisable beginning July 1, 2004, 7,500 are escrowed until July 31, 2004 and 7,500 are escrowed until August 31, 2004. The options are exercisable until June 30, 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the employees or consultants terminate employment with the Company. These options lapsed on June 30, 2005.

o On October 31, 2003, the Company issued 500,000 options to an outside consultant in consideration for services rendered to the Company. Such options were exercisable on or before April 23, 2004 at an exercise price of $0.70 per option. The options were exercised in April 2004.

o On November 27, 2003, the Company issued 500,000 options to an outside consultant under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Such options are exercisable on or before June 30, 2005 at an exercise price of $0.50 per option. These options lapsed on June 30, 2005.

o On December 5, 2003, the Company issued 20,000 options to employees under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. The options are exercisable between July 1, 2004 and June 30, 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the employees terminate employment with the Company. These options lapsed on June 30, 2005.

o On May 10, 2004, the Company issued 412,000 options to Professor Ashley Bush, an outside consultant, as per the ten year consulting contract with Professor Bush (see Note 14). Such options are exercisable on or before February 1, 2007 at an exercise price of $0.50 per option.

2005
----

o On December 17, 2004, the Company issued 1,600,000 options to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 15(b)) in recognition of future contributions to the growth and success of the Company. The options are escrowed for one year from the date of grant and are exercisable once the ASX share price reaches $1.00 for five consecutive trading days. The options are exercisable at $nil consideration and expire on June 30, 2010. This issue was approved by shareholders at the 2004 Annual General Meeting.

o On December 17, 2004, the Company issued 380,000 options to a director under the 2004 ADS Option Plan (see Note 15(b)) as per his employment contract. The options vested on June 14, 2005 following an agreement between Jonas Alsenas and the Company on Jonas stepping down as CEO and director of the Company and are exercisable at US$5.00. The options expire on December 17, 2012 and upon exercise convert to ADRs (1 ADR = 10 Shares). This issue was approved by shareholders at the 2004 Annual General Meeting.

o On December 17, 2004, the Company issued 600,000 options to outside consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 15(b)) in consideration for services rendered to the Company. Of the 600,000 options, 400,000 options vest immediately and 200,000 options vest quarterly until the expiration date. The options are exercisable until December 17, 2007 at an exercise price of $0.50 per option.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11    CONTRIBUTED EQUITY (continued)

o On February 21, 2005, the Company issued 500,000 options to the Company Secretary under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 15(b)) as reward for services rendered to the Company. Such options are exercisable on or before December 17, 2007 at an exercise price of $0.50 per option.

(d) Movement in warrants

                                                                  Years Ended June 30,
                             --------------------------------------------------------------------------------------------
                                          2005                            2004                            2003
                             --------------------------------------------------------------------------------------------
                                Number of           Comp.       Number of           Comp.       Number of           Comp.
                                 Warrants     Expense ($)        Warrants     Expense ($)        Warrants     Expense ($)
                             --------------------------------------------------------------------------------------------
 Beginning of the year          3,000,000              --              --              --              --              --
 Issued during the year           320,000         453,563       3,000,000              --              --              --
                             --------------------------------------------------------------------------------------------

 End of the year                3,320,000         453,563       3,000,000              --              --              --
                             ============================================================================================

Details of warrant issuances are summarized as follows.

2004
----

o On June 4, 2004, the Company issued 3,000,000 warrants to US investors as part of the 1 June 2004 US capital raising disclosed in (b) above. These warrants are convertible to 30,000,000 shares (3,000,000 ADRs) at an exercise price of US$8.00 per warrant on or before June 4, 2009.

2005
----

o On December 17, 2004, the Company issued 320,000 warrants to an outside consultant in consideration for services rendered to the Company for the June 1, 2004 US capital raising disclosed in (b) above. The resulting compensation expense was accounted for as an issuance cost and therefore recorded as a deduction of contributed equity in the Statements of Shareholders' Equity. The warrants are convertible to 3,200,000 shares (320,000 ADRs) at an exercise price of US$8.00 per warrant on or before June 4, 2009.

(e) Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Options and warrants

Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company. Options and warrants may be exercised at any time from the date they vest to the date of their expiry. Share options convert into ordinary shares on a one for one basis on the date they are exercised. Warrants and US options convert into ordinary shares, being one warrant or US option for ten ordinary shares, on the date they are exercised.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11    CONTRIBUTED EQUITY (continued)

(f) Shares, options and warrants issued after reporting date

Details of share issuances are as follows:

      Date                        Details                             Number    Issue Price      Comp.
                                                                                              Expense ($)
---------------------------------------------------------------------------------------------------------
August 10, 2005         Issue of shares to consultant                  825,000      0.37          305,250
                        Professor Ashley Bush as per
                        consulting contract (Note 14)
                                                                   -----------                -----------
                                                                       825,000                    305,250
                                                                   ===========                ===========

Details of option issuances are as follows:

On August 10, 2005, the Company issued 413,000 options to consultant Professor Ashley Bush in accordance with the ten year consulting contract with same (see
Note 14). The options were issued under the 2004 Employees, Directors and Consultants Share and Option Plan. Such options expire on February 1, 2007 and are exercisable at $0.50 per option.

                                                                                  June 30,
                                                              ------------------------------------------------
                                                                  2005              2004              2003
                                                              ------------      ------------      ------------
                                                    Notes
12    RESERVE AND ACCUMULATED DEFICIT
Asset revaluation reserve                           12(a)       14,661,942        14,661,942        14,661,942
Accumulated deficit during the development stage    12(b)      (50,473,473)      (25,464,876)      (15,579,262)

(a) Asset revaluation reserve

i     Nature and purpose of reserve

The asset revaluation reserve is used to record increments and decrements in the value of non-current assets

ii    Movements in reserve

Balance at beginning of year                                    14,661,942        14,661,942        14,661,942
Revaluation of core intellectual property to
 directors' valuation                                                   --                --                --
                                                              ------------      ------------      ------------

Balance at end of year                                          14,661,942        14,661,942        14,661,942
                                                              ============      ============      ============

On July 1, 2000, as allowed by AASB 1041, the directors deemed the carrying value of the consolidated entity's core intellectual property at valuation to be cost. As a result, the asset revaluation reserve is no longer available to absorb any future write-downs of core intellectual property. Subsequent to July 1, 2000, future write-downs of these assets to the recoverable amount must be made through the Statements of Financial Performance.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

                                                                             June 30,
                                                          ------------------------------------------------
                                                              2005              2004              2003
                                                          ------------      ------------      ------------
12    RESERVE AND ACCUMULATED DEFICIT (continued)

(b)   Accumulated deficit during the development
      stage
Balance at beginning of year                               (25,464,876)      (15,579,262)      (10,994,424)
Net loss for the year                                      (25,008,597)       (9,885,614)       (4,584,838)
                                                          ------------      ------------      ------------

Balance at end of year                                     (50,473,473)      (25,464,876)      (15,579,262)
                                                          ============      ============      ============

                                                                        Years Ended June 30,
                                                          ------------------------------------------------
                                                              2005              2004              2003
                                                          ------------      ------------      ------------
13    STATEMENTS OF CASH FLOWS

(a) Reconciliation of the net loss to the net cash flows from operations

 Net loss                                                  (25,008,597)       (9,885,614)       (4,584,838)

 Non-cash items
 Depreciation of property, plant and equipment                  65,223            95,002            85,971
 Amortization of intangible assets                           1,100,004         1,100,004         1,100,002
 Non-cash issue of shares and options in
 consideration of operating expenses                           439,457           983,305           169,763
 Foreign exchange loss                                       1,362,572           182,768            12,481
 Impairment of core intellectual property                   10,388,339                --                --

 Changes in assets and liabilities
 (Decrease)/increase in payables                               665,231         2,120,733          (371,116)
 (Increase)/decrease in receivables                            (81,559)           50,906           (35,887)
 (Increase)/decrease in prepayments                           (422,396)          (20,407)            8,005
 Increase in provision for employee entitlements                72,913            25,883            25,006
                                                          ------------      ------------      ------------

 Net cash flows used in operating activities               (11,418,813)       (5,347,420)       (3,590,613)
                                                          ============      ============      ============

(b)   Reconciliation of cash

 Cash balance comprises:
 - cash on hand                                              1,163,077         8,531,593         2,263,783
 - term deposit/on call                                     11,290,227        21,048,805         1,200,000
 - commercial bill                                           9,000,000                --                --
                                                          ------------      ------------      ------------

 Closing cash balance                                       21,453,304        29,580,398         3,463,783
                                                          ============      ============      ============

(c)   Non-cash financing and investing activities

During the years ended June 30, 2005, 2004 and 2003, the Company issued shares, options and warrants in connection with non-cash transactions. See Notes 11(b), 11(c), and 11(d).

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

14    EXPENDITURE COMMITMENTS

The Company has entered into a ten year contract with Professor Ashley Bush, commencing February 1, 2003 which includes a payment of US$100,000 per annum for ten years increasing at the rate of the US Consumer Price Index on the anniversary of the contract. The contract also includes the issue of 1,650,000 bonus shares of which 825,000 were issued during the 2004 financial year and 824,000 options at an exercise price $0.50 of which 412,000 were issued during the 2004 year. The balance of 825,000 shares and 413,000 options were issued on August 10, 2005.

The Company moved premises in June 2004 and entered into an operating lease for a three year period totaling $306,781, including rent increases by 3.5% per annum. Outgoing costs are set yearly by the landlord.

Future minimum lease payments under the office lease are as follows as of June 30, 2005:

Fiscal year
-----------
2006                                      106,569
2007                                       97,688
2008                                            -
2009                                            -
2010                                            -
Thereafter                                      -
                                     ------------

Total                                     204,257
                                     ============

The CFO Solution provides administrative support at a rate of $15,000 per month which can be terminated with three months notice by either the Company or The CFO Solution.

The Company has contracts with various consultants that are payable within less than one year.

The Company has also entered into a contract with Geoffrey Kempler. For details refer to Note 19.

15    EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

                                                              Notes
(a)   Employee Entitlements

The aggregate employee entitlement liability is composed of:
Provisions (current)                                                       78,602       42,597
Provisions (non-current)                                                   45,200        8,292
                                                                        ---------    ---------
                                                                10        123,802       50,889
                                                                        =========    =========

Number of employees: 17 (2004: 12 employees)

(b) Employee and Consultants Option Plans

At the Annual General Meeting held on November 22, 2000, shareholders approved the establishment of the Employee and Consultants Option Plan 2000 designed to reward directors, employees and consultants for their contributions to the Company. It was also proposed as a method of retaining key personnel, for the growth and development of the Company's intellectual property rights. The options could not be transferred and were not quoted on the ASX. At June 30, 2005, there were no directors, seven employees (including three executives), and five consultants participating in the Scheme. All options were issued with an exercise price of $0.50 and expired on June 30, 2005. No further options will be issued under this plan.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

15    EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of new Employee and Consultant Plans designed to reward directors, employees and/or consultants for their contributions to the Company. As per the previous plan, the new plans are to be used as a method of retaining key personnel for the growth and development of the Company's intellectual property rights. Due to Prana's US presence, a US plan (the 2004 ADS Option Plan) and an Australian plan (the 2004 Employees, Directors and Consultants Share and Option Plan) were developed. At June 30, 2005, equity had been issued to one previous director while a director under the 2004 ADS Option Plan and four directors and three consultants under the 2004 Employees, Directors and Consultants Share and Option Plan.. At the 2004 Annual General Meeting shareholders authorized the Company to issue in aggregate of up to 12 million ordinary shares under the plans. The Share Plan Committee, a sub-committee of the Remuneration Committee administers the Plans and is able to change the terms of the equity issued under them from the default terms.

Under the 2004 ADS Option Plan, the default exercise price must equal or exceed the fair value of the ADS on the date the options are awarded. The option expiry date cannot exceed ten years from the date the options were awarded. The default vesting conditions are 25% per year on the date the options were awarded.

Under the 2004 Employees, Directors and Consultants Share and Option Plan, the default exercise price must be equal or less than the market value of the ordinary shares on ASX on the date of grant. The option expiry date cannot exceed ten years from the date the options were granted. The default vesting conditions are 25% per year on the date the options were granted.

Information with respect to the number of options granted under the Employee and Consultants Option Plan 2000 is as follows:

                                                                      Years Ended June 30,
                               ---------------------------------------------------------------------------------------------------
                                            2005                               2004                              2003
                               ---------------------------------------------------------------------------------------------------
                                Number of           Exercise       Number of          Exercise        Number of           Exercise
                                  Options          Price ($)         Options          Price ($)         Options          Price ($)
                               ---------------------------------------------------------------------------------------------------
Beginning of the year             897,167               0.50         555,000               0.50         210,000               0.50
Issued during the year                 --                 --         792,167               0.50         358,274               0.50

Exercised during the year              --                 --        (450,000)              0.50         (13,274)              0.50
Expired during the year          (897,167)              0.50              --                 --              --                 --
                               ---------------------------------------------------------------------------------------------------

End of the year                        --                 --         897,167               0.50         555,000               0.50
                               ===================================================================================================

Information with respect to the number of options granted under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

                                                                      Years Ended June 30,
                               ---------------------------------------------------------------------------------------------------
                                             2005                              2004                               2003
                               ---------------------------------------------------------------------------------------------------
                                Number of           Exercise       Number of          Exercise        Number of           Exercise
                                  Options          Price ($)         Options          Price ($)         Options          Price ($)
                               ---------------------------------------------------------------------------------------------------
Beginning of the year                  --                 --              --                 --              --                 --
Issued during the year          1,600,000                 --              --                 --              --                 --
Issued during the year          1,100,000               0.50              --                 --              --                 --
                               ---------------------------------------------------------------------------------------------------

End of the financial year       2,700,000               0.50              --                 --              --
                               ===================================================================================================

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

15    EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

Information with respect to the number of shares issued under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

                                              Years Ended June 30,
                            -------------------------------------------------
                                       2005             2004             2003
                            -------------------------------------------------
                                  Number of        Number of        Number of
                                     Shares           Shares           Shares
                            -------------------------------------------------
Beginning of the year                    --               --               --
Issued during the year              428,439               --               --
                            -------------------------------------------------

End of the financial year           428,439               --               --
                            =================================================

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

                                                                    Years Ended June 30,
                              --------------------------------------------------------------------------------------------
                                             2005                            2004                           2003
                              --------------------------------------------------------------------------------------------
                                  Number of        Exercise        Number of       Exercise       Number of       Exercise
                                    Options       Price ($)          Options      Price ($)         Options      Price ($)
                              --------------------------------------------------------------------------------------------
Beginning of the year                    --             --                --             --              --             --
                                                   US$5.00
Issued during the year(1)           380,000       (A$6.57)                --             --              --             --
                              --------------------------------------------------------------------------------------------

                                                   US$5.00
End of the year(1)                  380,000       (A$6.57)                --                             --
                              ============================================================================================

(1) These options are exercisable into ADRs (one US option converts to one NASDAQ ADR = ten ASX shares)

The difference between the total market value of options issued during a financial year at the date of issue, and the total amount received from executives and employees is not recognized in the financial statements except for the purposes of determining director and executive remuneration in respect of that financial year as detailed in the Remuneration Report and Note 19 of the financial statements. The benefit to consultants is recognized in the financial statements over the period in which the services are provided.

Options issued carry no dividend rights or right to vote.

16    CONTINGENT LIABILITIES

The consolidated entity is not involved in any legal or arbitration proceedings and, so far as directors are aware, no such proceedings are pending or threatened against the consolidated entity.

17    SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

                                                                                 Years Ended June 30,
                                                              -------------------------------------------------------
                                                                     2005                2004                2003
                                                              -------------------------------------------------------
18    LOSS PER SHARE
Basic loss per share                                                   (0.20)               (0.13)              (0.08)
                                                              =======================================================

Weighted average number of ordinary shares on issue used
in the calculation of basic loss per share                       122,754,061           75,701,818          61,131,313

The options and warrants in place do not have the effect to dilute the loss per share.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

19    DIRECTORS' AND EXECUTIVES' REMUNERATION

(a) The directors and executive information has been prepared in accordance with AASB 1046: Directors and Executives Disclosures by Disclosing Entities:

Directors of Prana Biotechnology Ltd during the year:
Geoffrey Kempler                           Executive Chairman                  Appointed November 11, 1997
                                           CEO                                 Re-appointed June 16, 2005
Colin Masters                              Executive Director                  Appointed December 9, 1999
George Mihaly                              Non-Executive Director              Appointed December 9, 1999
Brian Meltzer                              Non-Executive Director              Appointed December 9, 1999
Jonas Alsenas                              Executive Director                  Appointed March 25, 2004
                                           CEO                                 Appointed August 9, 2004
                                                                               Stepped down June 16, 2005

Specified Executives of Prana Biotechnology Ltd during the year:
Ross Murdoch                               President and COO                   Employed September 20, 2002
Dianne Angus                               Senior Vice President of IP,
                                           Licensing and Research              Employed August 1, 2002
Richard Revelins                           Company Secretary                   Appointed February 7, 2002
                                           CFO                                 Appointed June 2004

Remuneration of all Executive and Non-executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives in a manner that is market competitive and consistent with `Best Practice' including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executive's position, experience and performance, and may be satisfied via cash or equity.

Non-executive Directors are remunerated out of the aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

(b) Directors and Specified Executives Remuneration

                                  Base Fee
2005                          Cash         Shares    Superannuation   Equity(3)          Total
Directors:
Geoffrey Kempler           262,197             --         26,220         49,562        337,979
Colin Masters (1)           75,000         40,000             --             --        115,000
George Mihaly (1)           75,000         40,000             --         14,869        129,869
Brian Meltzer (1)           50,000         40,000             --         14,869        104,869
Jonas Alsenas (2)          696,358             --             --      1,515,434      2,211,792
                       -----------------------------------------    -----------    -----------

                           726,289        120,000         26,220      1,594,734      2,899,509
                       ==========================    ===========    ===========    ===========

(1) The fee includes the issue of 83,333 shares each as approved at the 2004 Annual General Meeting valued at $40,000 at date of issue.
(2) The fee includes payment relating to Jonas Alsenas stepping down as CEO per the Separation Agreement and General Release. See Note 19(c).
(3) The equity was issued as per Annual General Meeting held on November 17, 2004. As per Australian Accounting Standards, the options issued to the Directors have been valued at the grant date. As a result, the value does not reflect the current market price of the Company shares. The Board believe that if the options were valued in today's market, they would have minimal intrinsic value given the exercise price and the current market price of the Company's shares.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

19    DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

2005                                   Base Fee   Superannuation       Equity          Total
Specified Executives
Ross Murdoch (4)                        275,000         24,750             --        299,750
Dianne Angus (1) & (3) & (4)            180,000         16,200          2,670        198,870
Richard Revelins (2)                     60,000             --        110,000        170,000
                                    -----------    -----------    -----------    -----------

                                        515,000         40,950        112,670        668,620
                                    ===========    ===========    ===========    ===========

(1) The equity amount relates to equity issued in the year ended June 30, 2004 that vested in the current financial year.
(2) The equity amount relates to 500,000 options issued to Mr Revelins for his services as CFO valued at grant date.
(3) Base fee includes additional hours worked above four days per week plus a bonus paid in recognition of additional work not otherwise remunerated in respect of PBT-1 patent dispute and clinical trial advancement.
(4) No equity was received by these executives during the 2005 year.

There were only three executives in the Company and consolidated entity during 2005.

The following Director was under contract at June 30, 2005:

                          ---------------------------------------------------------------------------------
                                         Duration        Notice Requirements                    Termination
-----------------------------------------------------------------------------------------------------------
Geoffrey Kempler             Until termination by         For Good Reason Mr              *pay remuneration
                                     either party      Kempler may terminate        entitlements up to June
                                                                        with                        1, 2010
                                                              30 days notice         *accrued entitlements,
                                                                                  bonuses and equity issues
                                                                                    *accelerate the vesting
                                                                                    of any unvested options
-----------------------------------------------------------------------------------------------------------
                                                      Without Good Reason Mr       *Bonus pro-rated only if
                                                       Kempler may terminate          termination occurs in
                                                                        with                       1st year
                                                              90 days notice
-----------------------------------------------------------------------------------------------------------
                                                           Without Cause the              *pay remuneration
                                                       Company may terminate        entitlements up to June
                                                                        with                        1, 2010
                                                              90 days notice         *accrued entitlements,
                                                                                  bonuses and equity issues
                                                                                    *accelerate the vesting
                                                                                    of any unvested options
-----------------------------------------------------------------------------------------------------------
                                                      With Cause the Company       *Bonus pro-rated only if
                                                       may terminate without          termination occurs in
                                                                      notice                       1st year
-----------------------------------------------------------------------------------------------------------

The following Senior Executives were under contract at June 30, 2005:

Mr. R. Murdoch has a contract dated May 31, 2004 which provides for a base annual salary of $275,000 plus superannuation at a rate of 9% and options in the Company to the value of 25% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of options may be subject to change in future years as the Company develops its remuneration policies. The term of the employment contract is for a period of three years commencing on May 29, 2002. As the period has expired, the employment contract will continue until termination by either party. The employment contract can be terminated on four months notice. Accrued entitlements are payable upon termination. In the case of redundancy, nine months salary is payable and all options will vest immediately.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

19    DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

Ms D. Angus has a contract dated October 21, 2003, amended in September 2004, which provides for a base annual salary of $165,000 plus superannuation at a rate of 9% and options in the Company to the value of 20% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of options may be subject to change in future years as the Company develops its remuneration policies. The term of the employment contract is for a period of three years commencing on August 1, 2002. As the period has expired, the employment contract will continue until termination by either party. The employment contract can be terminated on four months notice. Accrued entitlements are payable upon termination. In the case of redundancy, nine months salary is payable and all options will vest immediately.

2004                        Base Fee     Consultant    Superannuation      Equity          Total
                                                Fee
Directors:
Geoffrey Kempler             266,818             --         18,182             --        285,000
Jonas Alsenas                 32,365             --             --             --         32,365
Colin Masters (1)             40,000          8,333             --             --         48,333
George Mihaly (1)             40,000         78,858            347             --        119,205
Brian Meltzer (1)             40,000         50,000             --             --         90,000
                         -----------    -----------    -----------    -----------    -----------

                             419,183        137,191         18,529             --        574,903
                         ===========    ===========    ===========    ===========    ===========

(1) The base fee includes the issue of 83,333 shares each as approved at the 2003 Annual General Meeting valued at $40,000 at date of issue.

2004                        Base Fee     Consultant   Superannuation    Equity(1)          Total
                                                Fee
Specified Executives
Ross Murdoch                 235,417             --         21,188        100,748        357,353
Dianne Angus                 151,827             --         13,665         31,751        197,243
                         -----------    -----------    -----------    -----------    -----------

                             387,244             --         34,853        132,499        554,596
                         ===========    ===========    ===========    ===========    ===========

(1) The Black Scholes Model was used to calculate the value of these options at grant date.

There were only two executives in the Company during 2004.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

19    DIRECTORS' AND EXECUTIVES' REMUNERATION (continued)

(c) Remuneration Options

                                                                                                                       Last
Options Granted as                                            Value per option      Exercise   First Exercise      Exercise
Remuneration 2005:       Granted No.            Grant Date       at Grant Date         Price             Date          Date
Directors:
                                                                                               After December
                                                                                                 17, 2005, if
                                                                                                    the share
                                                                                                price reaches
                                                                                                  $1.00 for 5
                                                                                                  consecutive      June 30,
Geoffrey Kempler (1)       1,000,000    December 17,  2004               $0.51            --     trading days          2010
                                                                                               After December
                                                                                                17,  2005, if
                                                                                                    the share
                                                                                                price reaches
                                                                                                  $1.00 for 5
                                                                                                  consecutive      June 30,
George Mihaly (1)            300,000    December 17,  2004               $0.51            --     trading days          2010
                                                                                               After December
                                                                                                 17, 2005, if
                                                                                                    the share
                                                                                                price reaches
                                                                                                  $1.00 for 5
                                                                                                  consecutive      June 30,
Brian Meltzer (1)            300,000    December 17,  2004               $0.51            --     trading days          2010
                                                                                     US$5.00                       December
Jonas Alsenas (2), (3)       380,000    November 17,  2004      US3.08 ($3.99)       ($6.50)    June 14, 2005      17, 2012
                         -----------

                           1,980,000
                         -----------

Specified Executives:
                                                                                                 February 21,      December
Richard Revelins (2)         500,000     February 21, 2005               $0.22         $0.50             2005      17, 2007
                         -----------

                             500,000
                         -----------

(1) The Barrier Pricing Model was used to calculate the value of these options at grant date, being December 17, 2004.
(2) The Black Scholes Model was used to calculate the value of these options at grant date, being November 17, 2004 and February 21, 2005.
(3) The options issued to Jonas Alsenas are exercisable into ADR's (1 ADR = 10 shares).

Options Granted as       Granted No.            Grant Date    Value per option      Exercise   First Exercise     Last Exercise
Remuneration 2004:                                               at Grant Date         Price             Date              Date
Executives:
Ross Murdoch                  50,000           6 June 2003              $0.345         $0.50      31 May 2004      30 June 2005
Ross Murdoch                                                                           $0.50      25 December
                              15,000           6 June 2003              $0.345                           2003      30 June 2005
Ross Murdoch                 166,667     15 September 2003              $0.483         $0.50      31 May 2004      30 June 2005
Dianne Angus                  20,000           6 June 2003              $0.345         $0.50    1 August 2003      30 June 2005
                                                                        $0.345         $0.50      25 December
Dianne Angus                  10,000           6 June 2003                                               2003      30 June 2005
Dianne Angus                  58,000     15 September 2003              $0.483         $0.50    1 August 2004      30 June 2005
                         -----------

                             319,667
                         -----------

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

                                                    As of and For the Years Ended June 30,
                                                   -----------------------------------------
                                                      2005           2004           2003
                                                   -----------    -----------    -----------
20    AUDITORS' REMUNERATION

Amounts received or due and receivable for:
- audit fees                                           175,481         92,663        126,178
- tax fees                                              11,631         59,580         23,400
- audit related fees                                    14,920          6,900          7,400
                                                   -----------    -----------    -----------

                                                       202,032        159,143        156,978
                                                   ===========    ===========    ===========

21    RELATED PARTY AND SPECIFIED EXECUTIVE DISCLOSURES

Specified Directors' and Specified Executives' Remuneration

Details of specified directors' and specified executives' remuneration are disclosed in note 19 to the financial statements.

                                                                                          As of and For the Years Ended June 30,
                                                                                        -----------------------------------------
                                                                                            2005           2004           2003
                                                                                        -----------    -----------    -----------
Director-related entity transactions
Kendle Pty Ltd, a Director-related company to G. Mihaly until December 2004, provided continuous analysis and reviews of the consolidated entity's commercialization and intellectual property management as well as clinical trial management and monitoring (on normal commercial terms and conditions)
Fees paid to Kendle Pty Ltd up until December 31, 2004 were:                                577,757        379,045        475,289

Amount owing to Kendle Pty Ltd (included in Payables, inclusive of GST)                         N/A         53,039         48,968

Aroma Science Pty Ltd, a Director-related company to G Kempler, provided office, computer administration and meeting facilities (on normal commercial terms and conditions) up until June 30, 2004
Fees paid to Aroma Science Pty Ltd during the year were:                                         --         81,470        114,247

Amount owing to Aroma Science Pty Ltd (included in Payables, inclusive of
GST)                                                                                             --             --            492

Specified Directors' and Specified Executives' Equity Holdings

Number of Shares held by Specified Directors' and Specified Executives'

                               Balance     Received as         Options      Net Change         Balance
                          July 1, 2004    Remuneration       Exercised           Other   June 30, 2005
                                   No.             No.             No.             No.             No.
Specified Directors
Geoffrey Kempler            17,055,000              --              --              --      17,055,000
Colin Masters                  101,333          83,333              --              --         184,666
George Mihaly                  143,333          83,333              --              --         226,666
Brian Meltzer                  243,333          83,333              --              --         326,666

Specified Executives
Ross Murdoch                    50,000              --              --              --          50,000
Dianne Angus                        --              --              --              --              --
Richard Revelins                42,808              --              --              --          42,808

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

21    RELATED PARTY AND SPECIFIED EXECUTIVE DISCLOSURES (continued)

Specified Directors' and Specified Executives' Equity Holdings
Number of Options held by Specified Directors and Executives

                                                                                                                Total      Total Not
                                                                                                Balance   Exercisable    Exercisable
                          Balance     Granted as     Options                       Options     June 30,      June 30,       June 30,
                     July 1, 2004   Remuneration   Exercised   Options Sold        Expired         2005          2005           2005
                              No.            No.         No.            No.             No          No.           No.            No.
Specified
Directors
Geoffrey
Kempler                 9,167,500      1,000,000          --     (7,290,000)   (1,877,500)    1,000,000            --     1,000,000
Colin Master            1,000,000             --          --             --    (1,000,000)           --            --            --
George Mihaly             300,000        300,000          --       (300,000)           --       300,000            --       300,000
Brian Meltzer             300,000        300,000          --             --      (300,000)      300,000            --       300,000

Specified Executives
Ross Murdoch              281,667             --                                 (281,667)           --            --            --
Dianne Angus               88,000             --                                  (88,000)           --            --            --
Richard Revelins           50,000        500,000                                  (50,000)      500,000       500,000            --

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

22    SEGMENT INFORMATION

The consolidated entity's activities are predominantly within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

23    FINANCIAL INSTRUMENTS

(a) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

(b) Interest rate risk

The consolidated entity has cash on deposit which is professionally managed by external parties to optimize the impact of interest rate fluctuations pursuant to conservative investment guidelines.

At June 30, 2005, the consolidated entity had the following cash accounts:

      o $31,359 in a six month term deposit at a fixed interest rate of 4.50% which matures on November 17, 2005;
      o US$5,077,088 ($6,667,232) in a 31 day term deposit at a fixed interest rate of 2.88% which matured on July 11, 2005;
      o     $4,591,636 in at call deposit accounts, earning interest of 5.40%;
      o $194,880 in Australia dollar cheque accounts at variable interest rates ranging from 4.28% to 4.60% as of June 30, 2005;
      o US$445,783 ($585,402) in various US cheque accounts at variable interest rates from 0% to 2.80% as of June 30, 2005;
      o GBP$161,425 ($382,595) in a GBP cheque account at a variable interest rate of 2.90% as of June 30, 2005;
      o $9,000,000 30 day commercial bill with a fixed interest rate of 5.57% which matured on July 29, 2005; and
      o     $200 in petty cash which does not earn any interest.

The weighted average interest rate is 4.57% and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

At June 30, 2004, the consolidated entity had the following cash accounts:

      o $30,000 in a six month term deposit at a fixed interest rate of 5.20%;
      o $1,600,000 in 120 day term deposits at fixed interest rates between 5.35% and 5.44%;
      o US$13,500,000 ($19,418,805) in a 27 day term deposit at a fixed interest rate of 0.60%;
      o $1,299,608 in Australian dollar cheque accounts at variable interest rates ranging from 3.97% to 4.40% as of June 30, 2004;
      o US$5,027,554 ($7,231,785) in a US cheque account at a variable interest rate of 0.05% as of June 30, 2004; and
      o     $200 in petty cash which does not earn any interest.

The weighted average interest rate is 0.89% and apart from usual variances in general rates of interest the Company was not exposed to any significant interest rate risk.

Receivables and payables are non-interest bearing.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

23.   FINANCIAL INSTRUMENTS (continued)

The consolidated entity's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2005                Floating            Fixed Interest          Non-Interest                         Average
-------------           Interest Rate              Maturing in                bearing           Total   Interest Rate

                                               1 year       1-5 years
                                              or less
Financial Assets
Cash                        1,162,877      20,290,227              --             200      21,453,304            4.57%
Receivables                        --              --              --         174,476         174,476              --
                           --------------------------------------------------------------------------

                            1,162,877      20,290,227              --         174,676      21,627,780
                           ==========================================================================

Financial Liabilities
Payables                           --              --              --       2,571,181       2,571,181              --
Provisions                         --              --              --         123,802         123,802              --
                           --------------------------------------------------------------------------

                                   --              --              --       2,694,983       2,694,983
                           ==========================================================================

June 30, 2004                Floating            Fixed Interest          Non-Interest                         Average
-------------           Interest Rate              Maturing in                bearing           Total   Interest Rate

                                               1 year       1-5 years
                                              or less
Financial Assets
Cash                        8,531,393      21,048,805              --             200      29,580,398            0.89%
Receivables                        --              --              --          92,917          92,917              --
                           --------------------------------------------------------------------------

                            8,531,393      21,048,805              --          93,117      29,673,315
                           ==========================================================================

Financial Liabilities
Payables                           --              --              --       2,661,950       2,661,950              --
Provisions                         --              --              --          50,889          50,889              --
                           --------------------------------------------------------------------------

                                   --              --              --       2,712,839       2,712,839
                           ==========================================================================

(c) Net fair values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

23.   FINANCIAL INSTRUMENTS (continued)

(d) Credit risk

Financial assets, which potentially expose the consolidated entity to concentrations of credit risk, consist primarily of cash and receivables. The consolidated entity's cash and cash equivalents are placed with high credit quality financial institutions and receivables are presented net of any allowances for estimated doubtful receivables. Accordingly, the Directors believe the consolidated entity has no significant concentration of credit risk.

24    ADDITIONAL COMPANY INFORMATION

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.

Registered Office               Principal Place of Business
Suite 2                         Level 2
1233 High Street                369 Royal Parade
Armadale   Vic   3148           Parkville Vic 3052
Australia                       Australia

Tel: +61 (03) 9824 8166         Tel: +61 (03) 9349 4906

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP

The financial statements have been prepared in accordance with A-GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-GAAP and US GAAP.

Reconciliation of net loss
--------------------------

                                                                                   Years Ended June 30,
                                                                  ----------------------------------------------------
                                                                        2005               2004               2003
                                                                  --------------     --------------     --------------
Net loss in accordance with A-GAAP                                   (25,008,597)        (9,885,614)        (4,584,838)
US GAAP adjustments:
Share-based compensation                                      (a)
  Options issued to consultants for services rendered                    155,800           (429,811)           (81,610)
  Options issued to directors and employees for services
    rendered                                                             (17,829)           (87,768)           (28,108)
  Options issued to underwriters in connection with
    subscription of listed options                                            --                 --            (26,400)
  Shares issued to consultants and directors for
services
    rendered                                                             (21,996)           (33,023)           (31,004)

Intangible assets - Core intellectual property                (b)
  Reversal of amortisation expense attributable to
    costs capitalised under A-GAAP but expensed
    under US GAAP                                                         60,670             60,670             60,670
  Reversal of amortisation expense attributable to
    upward asset revaluation                                             977,463            977,463            977,463
  Reversal of impairment expense attributable to costs
    capitalised under A-GAAP but expensed under US
    GAAP                                                               9,804,092                 --                 --

Intangible assets - Capitalised patent costs                  (c)
  Costs capitalised under US GAAP but expensed
    under A-GAAP                                                         263,232            477,390            717,119
  Amortisation expense attributable to above                            (307,806)          (287,506)          (247,689)
  Impairment of costs capitalised under US GAAP
    but expensed under A-GAAP                                         (3,580,048)                --                 --
Deferred tax effect of US GAAP adjustments                    (d)             --                 --                 --
                                                                  --------------     --------------     --------------
Net loss in accordance with US GAAP                                  (17,675,019)        (9,208,199)        (3,244,397)
                                                                  ==============     ==============     ==============

Loss per share in accordance with US GAAP:
   Basic and diluted                                                       (0.14)             (0.12)             (0.05)
   Weighted average shares - basic and diluted                       122,754,061         75,701,818         61,131,313

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

Reconciliation of shareholders' equity
--------------------------------------

                                                                                   Years Ended June 30,
                                                                              ------------------------------
                                                                                  2005              2004
                                                                              ------------      ------------
Total equity in accordance with A-GAAP                                          19,594,176        38,702,559
US GAAP adjustments:
Intangible assets - Core intellectual property                          (b)
  Costs capitalised under A-GAAP but expensed under US GAAP                             --          (910,058)
  Reversal of amortisation expense attributable to above                                --           276,415
  Reversal of upward asset revaluation                                                  --       (14,661,942)
  Reversal of amortisation expense attributable to above                                --         4,453,360
Intangible assets - Capitalised patent costs                            (c)
  Costs capitalised under US GAAP but expensed under A-GAAP                             --         4,551,285
  Amortisation expense attributable to above                                            --          (926,663)
Deferred tax effect of US GAAP adjustments                              (d)             --                --
                                                                              ------------------------------
Total equity in accordance with US GAAP                                         19,594,176        31,484,956
                                                                              ==============================

Rollforward analysis of shareholders' equity under US GAAP
----------------------------------------------------------

                                                                                   Years Ended June 30,
                                                                              ------------------------------
                                                                                  2005              2004
                                                                              ------------      ------------
Balance in accordance with US GAAP, beginning of year                           31,484,956         7,378,083
Issuance of shares in connection with private placement, net of
issue costs                                                                             --        31,018,665
Issuance of shares in connection with exercise of options, net of
issue costs                                                                      4,708,574           762,500
Issuance of options to consultants for services rendered                (a)         24,699           429,811
Issuance of options to directors and employees for services rendered    (a)         17,829            87,768
Issuance of shares to consultants and directors for services rendered   (a)        277,136         1,016,328
Issuance of shares for legal settlement                                            756,000                --
Net loss in accordance with US GAAP                                            (17,675,019)       (9,208,199)
                                                                              ------------------------------
Balance in accordance with US GAAP, end of year                                 19,594,176        31,484,956
                                                                              ==============================

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

a.    Share-based compensation

      Options issued to consultants for services rendered

      As disclosed in Note 11(c), the Company issued 600,000, 1,444,500 and 405,000 share options to outside consultants during the years ended June 30, 2005, 2004 and 2003, respectively. Under A-GAAP, the Company recognized compensation expense based on the directors' valuation of the options issued during the year ended June 30, 2005. No compensation cost was recognized in respect of the options issued by the Company during the years ended June 30, 2004 and 2003 under A-GAAP. Under US GAAP, the options issued to the outside consultants are accounted for under Statements of Financial Accounting Standards ("SFAS") No. 123: Accounting for Stock Based Compensation ("SFAS 123") and Emerging Issues Task Force Issue No. 96-18: Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF 96-18"). Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options measured on the date the services were completed by the respective consultants, using the Black-Scholes model with the following weighted average assumptions:

            o risk-free interest rate of 4.9% for 2005, 5.5% for 2004 and 4.5% for 2003;
            o     no dividends;
            o expected volatility of 62% for 2005, 82% for 2004 and 48% for 2003; and
            o     expected life of two years for 2005, 2004, and 2003.

      The compensation cost is charged to operations ratably over the vesting period. The resulting difference between the A-GAAP compensation expense (if any) and the US GAAP compensation expense is recognized in the reconciliation.

      Options issued to directors and employees for services rendered

      As disclosed in Note 11(c), the Company issued 2,480,000, 264,667 and 158,274 share options to directors and employees during the years ended June 30, 2005, 2004 and 2003, respectively. Under A-GAAP, no compensation cost has been recognized in respect of the share options issued by the Company. Under US GAAP, the Company has elected to account for the issuance of share options to the directors and employees in accordance with Accounting Principles Board ("APB") Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations ("APB 25"). Under APB 25, compensation cost is recognized to the extent that the quoted market price of the stock exceeds the exercise price of the options at the measurement date, and is charged to earnings ratably over the vesting period. For options that vest upon the achievement of a target stock price, compensation expense is recognized when the target is achieved.

      Had compensation cost related to the issuance of options to directors and employees been recorded at fair value on the date of grant in accordance with SFAS 123, the consolidated entity's net loss and loss per share amounts (calculated in accordance with US GAAP) would have been reduced to the pro forma amounts indicated below:

                                                                                  Years Ended June 30,
                                                                   ------------------------------------------------
                                                                        2005              2004              2003
                                                                   ------------------------------------------------
      US GAAP net loss, as reported                                 (17,675,019)       (9,208,199)       (3,244,397)
      Add: Stock-based employee compensation expense included
        in US GAAP reported net loss                                     17,829            87,768            28,108
      Deduct: Total stock-based employee compensation expense
         determined under fair value based method                    (1,708,925)         (137,741)          (41,331)
                                                                   ------------------------------------------------
      US GAAP pro forma net loss                                    (19,366,115)       (9,258,172)       (3,257,620)
                                                                   ================================================
      US GAAP basic and diluted loss per share
      - As reported                                                       (0.14)            (0.12)            (0.05)
      - Pro forma                                                         (0.16)            (0.12)            (0.05)

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

      Options issued to underwriters in connection with subscription of listed options

      As disclosed in Note 11(c), the Company issued 55,000 share options to underwriters on March 1, 2003 in connection with the underwriters' subscription of the remaining balance of the listed options with an expiration date of March 1, 2003 that had not been exercised by existing option holders. Under A-GAAP, no compensation cost was recognized in respect of the share options issued by the Company. Under US GAAP, the options issued to the underwriters were accounted for under SFAS 123. Accordingly, the consolidated entity has calculated compensation cost based on the estimated fair value of the options measured on March 1, 2003. Because the options are exercisable only on the date of grant, the Company estimated the fair value of the options based on the intrinsic value of the options.

      Shares issued to consultants and directors for services rendered

      As disclosed in Note 11(b), the Company issued 228,215, 1,119,225 and 146,969 shares to outside consultants in consideration for services rendered to the Company during the years ended June 30, 2005, 2004 and 2003, respectively. The Company also issued 249,999 shares to directors in consideration for services rendered to the Company during each of the years ended June 30, 2005 and 2004. Under A-GAAP, the consolidated entity recognized compensation expense based on the directors' valuation of the services rendered or shares issued. Under US GAAP, the shares issued to the outside consultants and directors are accounted for under SFAS 123 and EITF 96-18. Accordingly, compensation expense is based on the quoted market price of the shares measured on the date the services were completed. The resulting difference between the A-GAAP compensation expense and the US GAAP compensation expense is recognized in the accompanying reconciliation.

b.    Intangible assets - Core intellectual property

      Under A-GAAP, the consolidated entity capitalised costs associated with the acquisition and development of core intellectual property until December 1999. Such costs were amortized on a straight-line basis over the estimated useful life of 15 years. In December 1999, the directors revalued the intangible assets upwards by $14,661,942 and recorded the revaluation in the asset revaluation reserve in equity. The increased asset value resulted in additional amortisation for periods subsequent to the revaluation. All costs associated with the acquisition and development of core intellectual property incurred subsequent to the December 1999 revaluation are expensed as incurred under A-GAAP.

      Under US GAAP, costs associated with the acquisition of core intellectual property are capitalised while costs associated with the development of core intellectual property are expensed as incurred. Upward revaluations of intangible assets are not allowed (except in connection with a purchase business combination). Accordingly, the amortization expense attributable to the costs capitalized under A-GAAP but expensed under US GAAP as well as the amortization expense attributable to the upward asset revaluation is reversed in the accompanying reconciliation.

      As a result of the cancellation of a clinical study for the compound PBT-1 in April 2005 due to toxicity issues, the consolidated entity reviewed the carrying value of the core intellectual property and resolved to impair the value to $nil as of June 30, 2005 based on estimated future discounted cash flows. The A-GAAP impairment expense relating to costs capitalised under A-GAAP but expensed under US GAAP has been reversed in the accompanying reconciliation.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

c.    Intangible assets - Capitalised patent costs

      Under A-GAAP, all costs associated with the acquisition and development of patents incurred subsequent to the December 1999 revaluation of core intellectual property (see paragraph (b) above) are expensed as incurred. For US GAAP purposes, up until December 31, 2004, all costs associated with the acquisition of patents, legal costs incurred in connection with successful patent defences and costs associated with successful patent applications deemed to be recoverable from the future development of products were capitalised and amortized on a straight-line basis over the estimated useful life of 15 years. Such capitalised costs are tested for recoverability whenever events or circumstances indicate that the carrying amount of the costs may not be recoverable. All other costs associated with patents were expensed as incurred. Effective January 1, 2005, the Company changed its US GAAP accounting policy and expenses all patent costs as incurred.

      As a result of the cancellation of a clinical study for the compound PBT-1 in April 2005 due to toxicity issues, the consolidated entity reviewed the carrying value of the US GAAP capitalised patent costs and resolved to impair the capitalised costs to the fair value of $nil based on estimated future discounted cash flows. The resulting impairment expense has been recognized in the accompanying reconciliation.

d.    Deferred tax effect of US GAAP adjustments

      The deferred tax effect of US GAAP adjustments is $nil because it is more likely than not that the net deferred tax asset will not be realized, and accordingly, the consolidated entity has recorded a 100% valuation allowance against the net deferred tax asset.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

e.    Statement of cash flows

      The presentation of the Statements of Cash Flows in accordance with A-GAAP differs from that required in accordance with SFAS No. 95: Statement of Cash Flows ("SFAS 95") under US GAAP. Under A-GAAP, cash held in term deposits with original maturities of less than one year is classified as cash. Under US GAAP, term deposits with original maturities greater than 90 days do not qualify as cash or cash equivalents; rather, such term deposits are classified as current investments. Accordingly, the net change in term deposits with original maturities greater than 90 days is classified as a component of cash flows from investing activities for US GAAP purposes.

      The following is a reconciliation of the Statements of Cash Flows had the statement been prepared using the presentation requirements of SFAS 95 (A-GAAP measurement principles have been adopted):

                                                               Years Ended June 30,
                                                 ------------------------------------------------
                                                     2005              2004              2003
                                                 ------------------------------------------------
      Net cash flows used in operating
       activities, as reported                    (11,418,813)       (5,347,420)       (3,590,613)
                                                 ============      ============      ============

      Net cash flows used in investing
       activities, as reported                        (50,466)         (134,362)          (87,929)
      Less: Term deposits with original
       maturities greater than 90 days                (31,359)       (1,630,000)               --
                                                 ------------      ------------      ------------

      Net cash outflows used in investing
       activities, as adjusted                        (81,825)       (1,764,362)          (87,929)
                                                 ============      ============      ============

      Net cash flows from financing
       activities, as reported                      4,704,757        31,781,165         3,569,792
                                                 ============      ============      ============

      Net increase/(decrease) in cash held,
       as adjusted                                 (6,795,881)       24,669,383          (108,750)

      Opening cash brought forward                 29,580,398         3,463,783         3,585,014

       Exchange rate adjustments on foreign
       currency transactions                       (1,362,572)         (182,768)          (12,481)

      Cash at end of year, as reported             21,453,304        29,580,398         3,463,783

      Less: Term deposits with original
       maturities greater than 90 days                (31,359)       (1,630,000)               --
                                                 ------------      ------------      ------------

      Cash at end of year, as adjusted             21,421,945        27,950,398         3,463,783
                                                 ============      ============      ============

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

f.    Classification differences

      Under A-GAAP, interest income is reported as a component of revenue from ordinary activities. Under US GAAP, interest income is reported as a component of non-operating income.

      Under A-GAAP, amortisation of intangible assets used in research and development projects is reported in depreciation and amortisation expense. Under US GAAP, amortisation of intangible assets used in research and development projects is reported in research and development expense.

      Under A-GAAP, other expenses from ordinary activities consist of the following:

                                             Years Ended June 30,
                                 -----------------------------------------
                                      2005           2004          2003
                                 -----------------------------------------

      Travel                         432,316        284,105        295,257
      Insurance                      191,705         53,451         62,403
      Marketing                      442,920        230,459        198,832
      Office overhead costs          322,017        190,488        198,704
      Other                           13,252            269         13,397
                                 -----------------------------------------

          Total                    1,402,210        758,772        768,593
                                 =========================================

      Under US GAAP, travel, insurance, marketing and office overhead costs are classified as general and administrative costs.

g.    Additional US GAAP disclosures

      Share-based compensation

      The following table summarizes the activity of share options issued to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (adopted on November 17, 2004) during the year ended June 30, 2005 and share options issued to employees under the Employee and Consultants Option Plan 2000 during the years ended June 30, 2004 and 2003:

                                      ----------------------------------------------------------------------------
                                                                  Years Ended June 30,
                                                 2005                      2004                       2003
                                      ----------------------------------------------------------------------------
                                       Number of     Weighted     Number of    Weighted     Number of     Weighted
                                         options      average       options     average       options      average
                                                     exercise                  exercise                   exercise
                                                    price ($)                 price ($)                  price ($)
      Outstanding at beginning
      of year                            409,667         0.50       145,000        0.50            --           --
      Granted                          2,100,000         0.12       264,667        0.50       158,274         0.50
      Exercised                               --           --            --          --       (13,274)        0.50
      Forfeited                               --           --            --          --            --           --
      Expired                           (409,667)        0.50            --          --            --           --
                                      ----------------------------------------------------------------------------
      Outstanding at end of
      year (a)                         2,100,000         0.12       409,667        0.50       145,000         0.50
                                      ============================================================================

      Exercisable at end of year         500,000         0.50       311,667        0.50        50,000         0.50
                                      ============================================================================

(a) Of the 2,100,000 options outstanding as of June 30, 2005, 1,600,000 options have an exercise price of $nil and a weighted average remaining contractual life of six years. The remaining 500,000 options have an exercise price of $0.50 with a weighted average remaining contractual life of three years.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

      The weighted average grant date fair value of the options issued to directors under the 2004 Employees, Directors and Consultants Share and Option Plan during the year ended June 30, 2005 and options issued to employees under the Employee and Consultants Option Plan 2000 during the years ended June 30, 2004 and 2003 is $0.44, $0.44 and $0.43, respectively. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model for options without market conditions and the Barrier option pricing model was used for options with market conditions, with the following weighted average assumptions:

            o risk-free interest rate of 5.2% for 2005, 4.9% for 2004 and 4.3% for 2003;
            o     no dividends;
            o expected volatility of 65.7% for 2005, 74.3% for 2004 and 82.0% for 2003; and
            o expected life of five years for 2005 and two years for 2004 and 2003.

      The following table summarizes the activity of share options issued to directors under the 2004 ADS Option Plan during the year ended June 30, 2005. Each option is exercisable for one ADR which equals ten shares. The 2004 ADS Option Plan was adopted on November 17, 2004 and therefore no options were issued under the plan in prior years.

                                                      Year ended June 30, 2005
                                           -----------------------------------------------
                                             Number of options          Weighted average
                                                 over ADRs             exercise price ($)
                                           -----------------------------------------------
      Outstanding at beginning of year                        --                        --
      Granted                                            380,000           US$5.00 ($6.57)
      Exercised                                               --                        --
      Expired                                                 --
      Forfeited                                               --                        --
                                           -----------------------------------------------
      Outstanding at end of year (b)                     380,000           US$5.00 ($6.57)
                                           ===============================================

      Exercisable at end of year                         380,000           US$5.00 ($6.57)
                                           ===============================================

      (b) All 380,000 options outstanding as of June 30, 2005 have an exercise price of US$5.00 ($6.57) and a weighted average remaining contractual life of eight years.

      The weighted average grant date fair value of the options issued to directors under the 2004 ADS Option Plan during the year ended June 30, 2005 is $3.99. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

            o     risk-free interest rate of 5.4%;
            o     no dividends;
            o     expected volatility of 73.6%; and
            o     expected life of eight years.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

      The following table summarizes the activity of share options issued to consultants during the year ended June 30, 2005, 2004 and 2003:

                                                           Years Ended June 30,
                               ----------------------------------------------------------------------------
                                         2005                       2004                       2003
                               -----------------------    -----------------------    ----------------------
                                 Number of   Weighted       Number of   Weighted       Number of  Weighted
                                  options    average         options    average         options   average
                                             exercise                   exercise                  exercise
                                             price ($)                  price ($)                 price ($)
                               ----------------------------------------------------------------------------
      Outstanding at
      beginning of year           1,109,500       0.35         815,000       0.51         410,000      0.50
      Granted                       600,000       0.50       1,444,500       0.57         405,000      0.51
      Exercised                          --         --         950,000       0.61              --        --
      Forfeited                          --         --              --         --              --        --
      Expired                      (497,500)      0.52        (200,000)      0.50              --        --
                               ----------------------------------------------------------------------------

      Outstanding at  end
      of year (c)                 1,212,000       0.50       1,109,500       0.35         815,000      0.51
                               ============================================================================

      Exercisable at end
      of year                     1,045,333       0.50       1,089,500       0.42         815,000      0.50
                               ============================================================================

      (c) All 1,212,000 options outstanding as of June 30, 2005, have an exercise price of $0.50 with an average remaining contractual life of two years.

      The weighted average grant date fair value of options issued to consultants during the years ended June 30, 2005, 2004 and 2003 is $0.27, $0.30 and $0.19, respectively. Refer to Note 25(a), Options issued to consultants for services rendered for the assumptions used to estimate the grant date fair value.

      As previously disclosed, the Company issued 55,000 share options to underwriters on March 1, 2003 which were immediately exercised on the same day. Because the options were exercisable only on the date of grant, the Company estimated the grant date fair value of $0.48 based on the intrinsic value of the options.

      Refer to Notes 11(b) and 11(d) for information regarding shares and warrants granted to consultants and directors during the years ended June 30, 2005, 2004 and 2003

      Income tax

      The consolidated entity has adopted SFAS No. 109: Accounting for Income Taxes ("SFAS 109") for US GAAP purposes. SFAS 109 requires a "liability approach" to accounting for income taxes, which as it applies to the consolidated entity, is very similar to that adopted under A-GAAP.

      Under A-GAAP, the deferred tax asset in respect of income tax losses carried forward disclosed in Note 4 is not recognized unless the benefit is virtually certain of realisation. Under US GAAP, the benefit is not recognized unless realisation is more likely than not.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

      The components of A-GAAP loss from ordinary activities before income tax expense consisted of the following for the years ended June 30, 2005, 2004 and 2003:

                                Years ended June 30, 2005
                     ------------------------------------------------
                         2005              2004              2003
                     ------------------------------------------------

      Australia       (24,933,300)       (9,885,614)       (4,584,838)
      Foreign           (75, 297)                --                --
                     ------------      ------------      ------------

                      (25,008,597)       (9,885,614)       (4,584,838)
                     ============      ============      ============

      The components of the US GAAP deferred tax assets and liabilities as of June 30, 2005 and 2004 are as follows:

                                                    June 30, 2005
                                            ------------------------------
                                                2005              2004
                                            ------------------------------

      Deferred tax assets
      -------------------

      Net operating loss carryforwards        11,700,174         6,097,949
      Foreign exchange losses                    410,951            31,500
      Provision accruals                          37,141            15,268
      Other                                       57,954            61,550
                                            ------------      ------------

      Total gross deferred tax assets         12,206,220         6,174,767
                                            ------------      ------------

      Deferred tax liability                          --                --
                                            ------------      ------------

      Net deferred tax asset                  12,206,220         6,206,267
                                            ------------      ------------

      Valuation allowance                    (12,206,220)       (6,206,267)
                                            ------------      ------------

      Net recorded deferred taxes                     --                --
                                            ============      ============

      As of June 30, 2005, the Company has net operating loss carryforwards in Australia of $38,940,507 that may be carried forward indefinitely and net operating loss carryforwards in the United States of $60,073 that can be carried forward for 20 years

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25    RECONCILIATION TO US GAAP (continued)

      Recently issued but not yet adopted accounting pronouncements

      In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004): Share-Based Payments ("SFAS 123R"). This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to directors and employees. Rather, SFAS 123R requires companies to measure the cost of director and employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the director or employee is required to provide services in exchange for the award -- the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date (July 1, 2005 for Prana) and to awards modified, repurchased, or cancelled after that date.

      As permitted by SFAS 123, the consolidated entity currently accounts for share-based payments to directors and employees using APB 25, the intrinsic value method. Accordingly, the adoption of the SFAS 123R fair value method may have a significant impact on the consolidated entity's results of operations, although it will have no impact on its overall financial position. The full impact of the adoption of SFAS 123R cannot be predicted at this time, as it depends on levels of share-based payments for future grants. However, had the consolidated entity adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123, as disclosed in Note 25(a), Share-based compensation - Options issued to directors and employees for services rendered.

      In December 2004, the FASB issued SFAS No. 153: Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 ("SFAS 153"), which amends APB Opinion No. 29: Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005 (fiscal 2006 for Prana). At this time, management reasonably believes that the adoption of SFAS 153 will not have a material effect on the consolidated entity's financial position or results of operations.

      In May 2005, the FASB issued SFAS No. 154: Accounting Changes and Error Corrections (" SFAS 154"), a replacement of APB Opinion No. 20: Accounting Changes and SFAS No. 3: Reporting Accounting Changes in Interim Financial Statements, effective for fiscal years beginning after December 15, 2005 (fiscal 2007 for Prana). SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. At this time management reasonably believes that the adoption of SFAS 154 will not have a material effect on the consolidated entity's financial position or results of operations.

                                                                          ITEM 2

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

Background

      We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ SmallCap Market under the symbol "PRAN." We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004. As used in this Report, the terms "we," "us," "our" and "Prana" mean Prana Biotechnology Limited, an Australian company, and its subsidiaries, unless otherwise indicated.

      Our financial statements appearing in this Report are prepared in Australian dollars and in accordance with generally accepted accounting principles in Australia. In this annual report, all references to "U.S. dollars" or "US$" are to the currency of the United States of America, and all references to "Australian dollars" or "$" are to the currency of Australia.

A. OPERATING RESULTS

      All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

      We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

      Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our diseases targets. Initially we focused on clinical trials of our PBT-1 compound as a therapeutic for the treatment of Alzheimer's disease. We commenced our planned phase II human clinical trial for PBT-1 in August 2000 at the Mental Health Research Institute and the Royal Melbourne Hospital. The trial was completed in January 2002. All patients from this study were then provided the opportunity to roll into a further 48 week extension study. 18 out of 27 patients elected to start the extension study. Nine patients competed the full 84-week study. On October 12, 2004, we announced the results of the open label 84-week "Extension Study" of our Phase II clinical trial of PBT-1. On October 18, 2004, we announced our plans to initiate a Phase II/III study to examine the effect of PBT-1 in moderate to severe Alzheimer's disease patients in the late first quarter or second quarter of 2005, to be known as the PLACQUE (Progression Limiting in Alzheimer's: Clioquinol's Efficacy) study. On April 11, 2005, we announced that we will not proceed with the PLACQUE study and that we had re-evaluated our further work on the PBT-1 program. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT-1 clinical trial material, we characterized the various impurities that occur in the synthetic process and found unacceptably high levels of a di-iodo (toxic) form of PBT-1. After further investigation, we concluded that it was possible that the di-iodo impurity that occurs during PBT-1 synthesis could be responsible for an increased risk of side-effects and mutagenicity. We considered methods to reduce the levels of the di-iodo impurity, however, we reached the conclusion that attempts to reduce the impurity to safe levels were not likely to be successful in a timely manner and that further development of PBT-1 was not warranted. As a result of these events, we proceeded to conduct a review of our pending strategic development programs.

      On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our other lead candidate for the potential treatment of Alzheimer's disease, PBT-2. Unlike PBT-1, PBT-2 has a structure that does not contain iodine and is therefore not capable of forming the di-iodo impurity that has been associated with mutagenicity. PBT-2 is the result of rational drug design and was built "from the ground up" to fulfill very specific criteria. It was designed to have no patent ambiguities, be orally bioavailable and cross the blood brain barrier. PBT-2 was selected from over 300 Prana-developed compounds and has demonstrated significantly greater effectiveness in both pre-clinical in-vitro and in-vivo testing and was designed to have an improved safety and efficacy profile compared to PBT-1. In February 2004, we were awarded a second research and development START grant of $1.35 million to take PBT-2 through safety testing and Phase I clinical trials for Alzheimer's disease. Formal preclinical toxicology testing for PBT-2 has been completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. The Phase I program, comprising of several studies, is expected to continue through the remainder of 2005 and into 2006.

Recently Issued But Not Yet Adopted Accounting Pronouncements Applicable To Us

      Australian Pronouncements

      On July 3, 2002, the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards. Our management has been assessing the significance of these changes and preparing for their implementation. As a consolidated entity we will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards, or IFRS, for reporting periods beginning on or after January 1, 2005. Accordingly, our first half-year report prepared under Australian IFRS will be for the half-year reporting period ending December 31, 2005, and our first annual financial report prepared under Australian IFRS will be for the year ending June 30, 2006.

      We have completed a study of the impact of the Australian IFRS as a consolidated entity, including the formulation of the Australian IFRS accounting polices that are intended to be adopted from July 1, 2005. The likely impact of the accounting policy changes on the results and financial position of the consolidated entity has been determined and disclosed in Note 1(t) (unaudited) to the financial statements.

      United States Pronouncements

      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", or SFAS 123(R), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us commencing July 1, 2005.

      As permitted by SFAS 123, we currently account for share-based payments to employees using Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," the intrinsic value method. Accordingly, the adoption of the SFAS 123(R) fair value method may have significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had we adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as disclosed in Note 25(a) of our financial statements included in this Report.

      In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29," or SFAS 153, which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The new standard will be effective for us commencing July 1, 2005. We do not anticipate that the adoption of this statement will have a material effect on our consolidated financial position or results of operations.

      In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20", or APB 20, and FASB Statement No. 3", or SFAS No. 154, which requires companies to apply voluntary changes in accounting principles retrospectively whenever it is practicable. The retrospective application requirement replaces APB 20's requirement to recognize most voluntary changes in accounting principle by including the cumulative effect of the change in net income during the period the change occurs. Retrospective application will be the required transition method for new accounting pronouncements in the event that a newly-issued pronouncement does not specify transition guidance. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005.

      Differences Between Australian Accounting Standards and U.S. Accounting Standards

      We prepare our financial statements in accordance with generally accepted accounting principles in Australia, or A-GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. The following table sets forth a comparison of our net loss and total equity in accordance with A-GAAP and U.S. GAAP as of the dates and for the periods indicated:

                                            ------------------------------------------------
                                                 As of and for the years ended June 30,
                                            ------------------------------------------------
                                                2005              2004              2003
                                            ------------      ------------      ------------
      Net loss in accordance with:
          A-GAAP .....................       (25,008,597)       (9,885,614)       (4,584,838)
          U.S. GAAP ..................       (17,675,019)       (9,208,199)       (3,244,397)

      Total equity in accordance with:
          A-GAAP .....................        19,594,176        38,702,559        15,823,703
          U.S. GAAP ..................        19,594,176        31,484,956         7,378,083

      See Note 25 to our financial statements for a description of the differences between A-GAAP and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the dates and periods indicated therein. Differences between A-GAAP and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation and intangible assets.

Exchange Rate Information

      The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of $1.00 into the US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Month                                                  High               Low
------------------------------------                  ------            ------
March 2005 .........................                  0.7988            0.7667
April 2005 .........................                  0.7840            0.7625
May 2005 ...........................                  0.7827            0.7528
June 2005 ..........................                  0.7810            0.7472
July 2005 ..........................                  0.7686            0.7364
August 2005 ........................                  0.7754            0.7494

The noon buying rate on September 30, 2005 was US$0.76 = $1.00

         Year
    Ended June 30,        At Period End    Average Rate       High          Low
    --------------        -------------    ------------       ----          ---
2001..................        0.5100          0.5320         0.5996       0.4828
2002..................        0.5614          0.5682         0.5747       0.4858
2003..................        0.6713          0.5623         0.6729       0.5280
2004..................        0.6903          0.7139         0.8005       0.6345
2005..................        0.7620          0.7535         0.7988       0.6852

Critical Accounting Policies

      We prepare our financial statements in accordance with A-GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 1 of the financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under A-GAAP are discussed below.

      Recoverable amount of non-current assets. Each reporting period, our Board of Directors assesses the recoverable amount of all non-current assets to ensure its carrying value does not exceed its recoverable amount. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount. The recoverable amount is estimated based on expected net cash flows discounted to their present values using a market-determined, risk-adjusted discounted rate.

      On June 30, 2005, following the announcement in April 2005 regarding the cessation of our PBT-1 program, our Board of Directors determined that the core intellectual property relating to PBT-1 had been impaired and the carrying value was written-off.

      Intangible assets and patents, research and development expense. Until December 1999, costs associated with the acquisition and development of our core intellectual property were capitalized as intangible assets. After considering an independent valuation of our core intellectual property at December 1999, our Board of Directors revalued the assets upwards by $14,661,942 to $16,500,000. The revaluation was recorded in the asset revaluation reserve in equity. Subsequent to the revaluation, all costs associated with the acquisition and development of core intellectual property are charged to patents, research and development expense. On July 1, 2000, our Board of Directors deemed the revalued carrying amount of core intellectual property to be cost for financial reporting purposes.

      Prior to being fully impaired on June 30, 2005, our core intellectual property was amortized on a straight-line basis over a period of 15 years, the period in which the future benefits were expected to arise. On June 30, 2005, our Board of Directors determined that the core intellectual property relating to PBT-1 had been impaired and the carrying value was written-off.

      Revenue recognition. We recognize revenue to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured.

      o Interest income is recognized as earned when collectibility is reasonably assured.

      o Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements provide for payments at different phases based on product development. Milestones are based on the phases of each product development, for example phase 1, phase 2 and phase 3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed at the initiation of the program.

      o Reimbursements of expenses are recognized as revenue when the reimbursement is received and the related expenses have been incurred.

      o Corporate partner revenues are comprised of amounts received for certain research and development activities under our collaboration with Schering A.G. and Neurosciences Victoria Ltd. Revenues are recognized as earned on a straight line basis over the lives of the respective agreements that we entered into with Neurosciences Victoria Ltd. in connection with the collaboration. The straight line basis is considered appropriate as such agreements do not contain clearly defined milestones. Such agreements are performed on a "best efforts" basis with no guarantee of either technological or commercial success.

Significant Costs and Expenses

      Depreciation and amortization expense. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of three to 14 years. Prior to the impairment of our core intellectual property as of June 30, 2005, amortization of our core intellectual property was provided on a straight-line basis over the estimated useful lives of 15 years. See Notes 1(d) and 1(e) to the financial statements.

      Patents, research and development expenses. Our patents, research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research agreements. Patents, research and development expenses also include costs associated with the acquisition and development of patents, which have been expensed subsequent to December 1999. See Note 1(e) to the financial statements.

      Legal expenses. Our legal expenses consist of fees paid to our outside counsel for various legal matters dealt with in the ordinary course of business as well as legal fees associated with patent applications and for the defense of patents.

      Consulting fee expenses. Our consulting fee expenses consist primarily of directors fees and other consultancy fees paid to scientists.

      Employee benefits expenses. Employee benefit expenses consist primarily of payments to employees for their services as employees, including our Chief Executive Officer.

      Foreign exchange loss. Foreign exchange loss includes the net unrealized gain or loss on cash balances held in foreign currencies as well as net realized gains and losses on foreign currency transactions.

      Impairment of intangible assets. Each reporting period, our Board of Directors reviews the carrying value of each non-current asset to ensure its carrying value does not exceed its recoverable amount. Where the carrying amount of the asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount and an impairment charge is recorded.

      Corporate compliance expenses. Corporate compliance expenses consist primarily of costs incurred by us to satisfy the requirements under Australian and U.S. listing and accounting standards. Costs include items such as share register fees, listing fees, audit fees and accounting and administration costs attributed to corporate compliance.

      Other expenses from ordinary activities. Other expenses from ordinary activities consist primarily of accounting and administrative services, travel, insurance, marketing and overhead expenses.

Results of Operations

Year ended June 30, 2005 compared to year ended June 30, 2004

Revenues from ordinary activities

      Revenues from ordinary activities increased to $2,653,113 for the year ended June 30, 2005 from $2,321,227 for the year ended June 30, 2004, an increase of $331,886, or 14.3%. Revenues in the year ended June 30, 2005 consisted of $892,135 interest income, $629,692 government grant income, and $1,125,000 received under the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. in March 2003. Revenues in the year ended June 30, 2004 consisted of $211,327 interest income, $647,400 government grant income, and $1,462,500 received under the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. in March 2003. The increase in revenues is attributable to a $680,808 increase in interest income arising from the funds we received in June 2004 in connection with our US$20 million private placement of securities in the United States. This increase was partially offset by a $337,500 reduction in revenue from Schering A.G. and Neurosciences Victoria Ltd, due to the completion of one of the contracts in connection with our collaboration with Schering A.G and Neurosciences Ltd in June 2004. We estimate that our revenues in the 2006 fiscal year will consist of approximately $700,000 of interest income and $115,855 of government grant income.

Depreciation and amortization expenses

      Depreciation and amortization expenses remained substantially consistent at $1,165,227 for the year ended June 30, 2005 compared to $1,195,006 for the year ended June 30, 2004.

      Each reporting period, the Board of Directors reviews the carrying value of each non-current asset to ensure its carrying value does not exceed its recoverable amount. Where the carrying amount of the asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount. On June 30, 2005, the Board of Directors reviewed the assets and determined to write-off all of the core intellectual property relating to PBT-1 which resulted in a charge of approximately $10.4 million.

Patents, research and development expenses

      Patents, research and development expenses increased to $7,687,596 for the year ended June 30, 2005 from $5,232,581 for the year ended June 30, 2004, an increase of $2,455,015, or 46.92%. The increase in expenses is attributable to an increase in pre-clinical and clinical trial costs, as we accelerated the research of PBT-1 and PBT-2. We expect that our patents, research and development expenses will increase in the 2006 fiscal year to approximately $8.5 million, primarily due to further clinical trials and introducing new candidates for development.

Legal expenses

      Legal expenses decreased to $1,047,448 for the year ended June 30, 2005 from $1,650,467 for the year ended June 30, 2004, a decrease of $603,019, or 36.54%. The decrease in legal expenses was primarily due to the settlement of the dispute with P.N. Gerolymatos S.A. for which a provision of $971,764 was made in the 2004 fiscal year. As a result of the settlement, our legal fees in respect of the action declined by $94,938. This reduction were partially offset by the increase in the legal fees of $189,966 associated with Securities and Exchange Commission compliance following the filing of a registration statement in connection with the June 2004 private placement in the United States. In fiscal year 2005 legal fees in respect of employment matters also increased by $58,027 and our intellectual property expenses increased by $210,215.

Employee benefits expense

      Employee benefits expenses increased to $2,438,303 for the year ended June 30, 2005 from $1,060,730 for the year ended June 30, 2004, an increase of $1,377,573, or 129.87%. The increase in employee benefits expenses was primarily due to the increase in staff from 12 employees at June 30, 2004 to 17 employees at June 30, 2005. The increase in staff in the 2005 fiscal year was due to the acceleration of our research and development for our principal product candidate PBT-2 during such period, and the establishment of our office in the United States. The increase in the number of employees also affected our costs associated with their employment (such as taxes on salaries). Employee benefits expenses also increased in the 2005 fiscal year because Dr. Jonas Alsenas, who served as our Chief Executive Officer from March 2004 to June 2005, was paid for the majority of the 2005 fiscal year unlike the previous fiscal year in which he was compensated only for the last quarter. Mr. Alsenas received compensation of $696,358 (excluding equity) through June 16, 2005, when he resigned as our Chief Executive Officer and director.

Consulting fee expenses

      Consulting fee expenses decreased to $1,607,892 for the year ended June 30, 2005 from $1,706,809 for the year ended June 30, 2004, a decrease of $98,917, or 5.80%. The decrease in consulting fees was primarily due to a reduction in consulting fees paid to directors for additional consulting services in 2004, amounting to $246,860. The fees paid to our research and development consultants declined by $27,963 in the 2005 fiscal year. This decrease was partially offset by $60,000 paid to the Company Secretary. A new consultant was also engaged in the United States to whom we paid $115,906 in the 2005 fiscal year.

Corporate compliance expenses

      Corporate compliance expenses increased to $562,123 for the year ended June 30, 2005 from $419,708 for the year ended June 30, 2004, an increase of $142,415, or 33.93%. The increase in corporate compliance expenses is attributable to additional Securities and Exchange Commission filing requirements following the filing of the registration statement in connection with the June 2004 private placement in the United States and additional listing fees.

Foreign exchange losses

      Foreign exchange losses increased to $1,362,572 for the year ended June 30, 2005 from $182,768 for the year ended June 30, 2004, an increase of $1,179,804, or 645.52%. The increase in foreign exchange losses in the 2005 fiscal year is attributable to the significant increase in foreign currency funds because the funds that we received in connection with our June 2004 private placement in the United States were held in U.S. dollars.

Impairment of intangible assets

      Impairment of intangible assets was $10,388,339 for the year ended June 30 2005. This was a one off non-cash expense incurred as a result of the consolidated entity's decision to impair the core intellectual property carrying value to nil fair value based on expected future discounted cash flows. The impairment occurred following the announcement in April 2005 regarding the cessation of the PBT-1 clinical trial due to toxicity issues and the decision to continue research into PBT-2 as the lead compound. The core intellectual property related primarily to externally acquired patents for PBT-1.

Other expenses from ordinary activities

      Other expenses from ordinary activities increased to $1,402,210 for the year ended June 30, 2005 from $758,772 for the year ended June 30, 2004, an increase of $643,438, or 84.8%. The increase in expenses from ordinary activities is primarily due to an increase in office overheads of $141,863 associated with the establishment of an office in the United States in August 2004 and the travel expenses between the United States and Australia of $141,863 by the consolidated entity's U.S. based director and Chief Executive Officer prior to his resignation in June 2005. Other expenses also increased due to the increased cost of insurance associated with clinical trials of $40,530 and the increase in the cost of directors and officers insurance by $96,304. We also incurred additional marketing costs of $212,461 when consultants were engaged in the United States following the June 2004 private placement. Our office occupancy cost in Australia also increased by $85,682.

Year ended June 30, 2004 compared to year ended June 30, 2003

Revenues from ordinary activities

      Revenues from ordinary activities increased to $2,321,227 for the year ended June 30, 2004 from $1,816,478 for the year ended June 30, 2003, an increase of $504,749, or 27.8%. Revenues in the year ended June 30, 2004 consisted of $211,327 interest income, $647,400 government grant income, and $1,462,500 received under the licensing and research collaboration that we entered into with Schering A.G. and Neurosciences Victoria Ltd. in March 2003. Revenues in the year ended June 30, 2003 consisted of $111,686 interest income, $967,000 government grant income, $231,304 reimbursements attributable to an agreement with the Bank of New York (under which 50% of the costs associated with the NASDAQ listing were reimbursed) and $506,250 under our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. The increase in revenues is attributable to our collaboration with Schering A.G. and Neurosciences Victoria Ltd. which was in force during the entire 2004 fiscal year, as well as the increase in interest income arising primarily from the funds we received in June 2004 in connection with our US$20 million private placement.

Depreciation and amortization expenses

      Depreciation and amortization expenses remained substantially consistent at $1,195,006 for the year ended June 30, 2004 compared to $1,185,973 for the year ended June 30, 2003.

Patents, research and development expenses

      Patents, research and development expenses increased to $5,232,581 for the year ended June 30, 2004 from $1,861,295 for the year ended June 30, 2003, an increase of $3,371,286, or 181.1%. The increase in expenses is attributable to expenses of $1,873,125 incurred in connection with the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. and pre-clinical trial fees of $1,984,181 in connection with the new government START grant that commenced in September 2003. See Item 5C. "Operating and Financial Review and Prospects - Research and Development, Patents and Licenses."

Legal expenses

      Legal expenses increased to $1,650,467 for the year ended June 30, 2004 from $848,660 for the year ended June 30, 2003, an increase of $801,807, or 94.5%. The increase in legal expenses was primarily due to the settlement of the dispute with P.N. Gerolymatos S.A for which a provision of $971,764 was made in the 2004 fiscal year.

Employee benefits expense

      Employee benefits expenses increased to $1,060,730 for the year ended June 30, 2004 from $760,980 for the year ended June 30, 2003, an increase of $299,750, or 39.4%. The increase in employee benefits expenses was primarily due to an increase in staff from six persons to 12 persons. The increase in staff in fiscal 2004 was due to the increase of research and development for our new lead product candidate PBT-2 during such period, in addition to our earlier product PBT-1, and our move towards commercialization.

Consulting fee expenses

      Consulting fee expenses increased to $1,706,809 for the year ended June 30, 2004 from $567,730 for the year ended June 30, 2003, an increase of $1,139,079, or 200.6%. The increase in consulting fee expenses was primarily due to a $777,721 increase in fees paid (in cash, shares and options) to Professor Ashley Bush under his new contract (see Item B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources") as well as an increase in directors' fees. In the 2003 fiscal year we engaged the outside expertise of Mercer Human Resources to determine the appropriate level of compensation for directors. This resulted in an increase in directors' fees of $467,746 (consisting of part cash and 249,999 ordinary shares valued at $120,000) during the year ended June 30, 2004 to bring the directors fees into line with industry standards. These increases are partially offset by a $106,388 decrease in consulting fees paid to other various consultants in the year ended June 30, 2004, primarily due to a decrease in the activities of our scientific advisory board and scientific commercial optimization group, the latter of which was disbanded in 2003 because it was not providing our company the advice it required, and in the 2003 fiscal year we received services from a number of one-off consultants that were longer required in fiscal 2004.

Corporate compliance expenses

      Corporate compliance expenses remained substantially consistent at $419,708 for the year ended June 30, 2004 compared to $395,604 for the year ended June 30, 2003.

Foreign exchange losses

      Foreign exchange losses increased to $182,768 for the year ended June 30, 2004 from $12,481 for the year ended June 30, 2003, an increase of $170,287, or 1,364.37%. The increase in foreign exchange losses in the 2004 fiscal year is attributable to the significant increase in foreign currency funds because the funds that we received in connection with our June 2004 private placement in the United States were held in U.S. dollars.

Other expenses from ordinary activities

      Other expenses from ordinary activities remained substantially consistent at $758,772 for the year ended June 30, 2004 compared to $768,593 for the year ended June 30, 2003.

Inflation and Seasonality

      Management believes inflation has not had a material impact on our company's operations or financial condition and that our operations are not currently subject to seasonal influences.

B. LIQUIDITY AND CAPITAL RESOURCES

      We are a development stage company and have had no sales income to date, and as of June 30, 2005 our accumulated deficit totaled $50,473,473. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

      In March 2003, we completed the conversion of our 7,289,310 outstanding listed options into ordinary shares. As a result of the conversion, we received approximately $3.5 million in net proceeds, which were added to our working capital.

      In September 2003, we raised an additional approximately $4.7 million, net of issuance costs, through a private placement of 7.1 million ordinary shares to institutional and accredited investors at a subscription price of $0.70 per share.

      In April 2004, we raised approximately US$20 million before issuance costs ($26.4 million net of issuance costs) in a private placement in the United States, which was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004. The private placement was for 4,000,000 ADRs to institutional and professional investors at a price of US$5.00 per ADR. The private placement also involved the acquisition by the investors of five-year warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR. Should these warrants be exercised in full, we would raise an additional US$24 million. To date, no warrants have been exercised.

      In December 2004, we raised approximately $4.7 million, net proceeds through the exercise of options to purchase 9,506,666 ordinary shares having an exercise price of $0.50 per share.

      We had $21,453,304 of cash and cash equivalents at June 30, 2005, compared to $29,580,398 at June 30, 2004.

      Net cash used in operating activities was $11,418,813, $5,347,420 and $3,590,613 during the years ended June 30, 2005, 2004 and 2003, respectively. Our payments to suppliers and employees during the years ended June 30, 2005, 2004 and 2003 were $13,959,679, $7,896,711 and $5,271,577 respectively. The increase in payments from the year ended June 30, 2004 to the year ended June 30, 2005 was due to the acceleration of the research and development for our PBT-1 and PBT-2 product candidates. During the years ended June 30, 2005, 2004 and 2003, our payments to suppliers and employees were offset by government grants of $532,283, $909,946 and $836,575, respectively, and interest income of $883,583, $176,845 and $106,835, respectively. Additionally, during the years ended June 30, 2005, 2004 and 2003, our payments to suppliers and employers were further offset by $1,125,000, $1,462,500 and $506,250, respectively, for research funding attributable to our collaboration with Schering A.G. and Neurosciences Victoria Ltd.

      Net cash used in investing activities was $50,466 during the year ended June 30, 2005 and $134,362 during the year ended June 30, 2004 and $87,929 during the year ended June 30, 2003. The higher expenditures in the 2004 fiscal year compared to other years is primarily the result of fit-out costs associated with the move to our new offices in Parkville, Victoria, Australia in 2004.

      Net cash provided by financing activities was $4,704,757, $31,781,165 and $3,569,792 during the years ended June 30, 2005, 2004 and 2003, respectively. Cash flows from financing activities during the year ended June 30, 2005 reflected the exercise of options into ordinary share capital. Cash flows from financing activities during the year ended June 30, 2004 reflected net proceeds of $4,675,019 from a private placement in September 2003, net proceeds of $26,352,147 from a private placement of our ADRs to institutional and professional investors in the United States in June 2004 and net proceeds of $757,166 from the exercise of our publicly traded options. Cash flows from financing activities during the year ended June 30, 2003 reflected the exercise of options into ordinary share capital.

      From inception to June 30, 2005, our capital expenditures have totaled $556,989, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are being depreciated on a straight-line basis over the estimated useful lives of three to 14 years, with a net balance at June 30, 2005 of $166,214. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

      As of June 30, 2005, our principal commitments consisted of obligations under our agreements with Professor Ashley Bush and Mr Geoffrey Kempler. Under the ten year contract we entered into with Professor Ashley Bush in January, 2004, effective as of February 1, 2003, we agreed to pay Professor Bush a consulting fee of US$100,000 per year increasing on the anniversary of the agreement by the U.S. consumer price index. We also agreed to issue to Professor Bush 1,650,000 ordinary shares (of which 825,000 were issued during the 2004 fiscal year) and 825,000 were issued in August 2005 and to grant Professor Bush options to purchase 825,000 ordinary shares at an exercise price $0.50 per share (of which options to purchase 412,000 ordinary shares were granted during the 2004 fiscal year and 413,000 were granted in August 2005). On June 15, 2005, we entered into an agreement with Geoffrey Kempler in connection with his appointment as our Chief Executive Officer. Under this contract, we agreed to pay Mr. Kempler $367,000 per annum plus superannuation, a $100,000 bonus upon satisfactory completion of a successful Phase I trial for PBT-2 and an additional $100,000 upon satisfactory completion of a proof of study concept study for PBT-2. Under the agreement with Mr. Kempler, we are required to continue to remunerate him in accordance with its terms until June 1, 2010 if he terminates the contract for good reason or the consolidated entity terminates it without cause.

      On July 28, 2004, we and The General Hospital Corporation of Massachusetts settled all outstanding litigation with P.N. Gerolymatos S.A., or P.N.G., regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol, or PBT-1. Pursuant to the settlement agreement, all patent oppositions in Europe and Australia were withdrawn and the law suits then pending before the U.S. District Court for the District of Columbia and the Court of Athens in Greece have been dismissed. Under the settlement agreement, we and P.N.G. agreed to recognize the rights of each other to develop clioquinol in our respective territories. As a result of the settlement agreement, we now hold the rights to selected uses of clioquinol and pharmaceutical compositions in the United States and selected uses clioquinol in Japan, while P.N.G. holds certain patent rights on the uses of clioquinol for Europe and other territories. Under the settlement agreement, we issued 1,350,000 of our ordinary shares to P.N.G., which are being held in escrow for 12 months, and made a payment of US$150,000 to P.N.G.. Such settlement in the total value of $971,764 was expensed in fiscal year 2004 (see Note 9 to the financial statements). Under the settlement agreement we also agreed to pay a sales royalty to P.N.G on sales of PBT-1 in the United States and Japan and we are entitled to receive a percentage of P.N.G.'s income on sales of PBT-1 in the other territories. In April 2005, we announced to the market our decision not to proceed with supporting the initiation of the PLACQUE study evaluating PBT-1.

      We also have a commitment under a three year lease for our principal office that we moved to in June 2004. The total lease commitment over the three year period is $306,781.

      We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, a licensing and research collaboration agreement and potential option exercises will be sufficient to support our current operating plan to November 30, 2006; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to:

      o     costs and timing of obtaining regulatory approvals;

      o the costs and timing of obtaining, enforcing and defending our patent and intellectual property;

      o the progress and success of pre-clinical and clinical trials of our product candidates; and

      o     the progress and number of our research programs in development.

      In March 2005, we commenced a series of Phase I clinical trials for our principal product candidate PBT-2 at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. The Phase I program for PBT-2, comprising of several studies, is expected to continue through the remainder of 2005 and into 2006. The anticipated expenditures for the Phase I program for PBT-2 are $700,000, however such expenditures may adjust based on a variety of factors. For information on such factors, see Item C. "Research and Development, Patents and Licenses." We expect to fund such expenditures from our working capital.

      We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our principal pharmaceutical product candidate. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

Conditions in Australia

      We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      Our primary activity since incorporation in 1997 has been the acquisition and development of patents as well as research and development of our core technology. Research and development expenses amounted to $7,687,596, $5,232,581 and $1,717,770 during the years ended June 30, 2005, 2004 and 2003, respectively. In addition to these expenses, $143,525 was spent in relation to patent costs during the year ended June 30, 2003. We did not incur any costs classified as patent costs during the year ended June 30, 2005 or 2004. Costs associated with patent applications and defense of patent applications are classified as legal expenses.

      Our patents, research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research agreements. Research and development expenses also include costs associated with the acquisition and development of patents subsequent to December 1999. We do not maintain accounting systems to accurately track research and development costs on an individual project basis because a significant portion of our historic research and development expenses benefited our two major research and development projects, and therefore were not tracked individually by project; rather, we tracked these costs by the type of costs incurred. Such costs are charged to operations as incurred. See Note 1(e) to the financial statements.

      The development of a clinical compound includes a number of steps and phases, including pre-clinical and clinical testing. Despite best efforts to plan and manage research and development, the actual timing and cost for completion of each step involved in the development of a clinical compound depends on many factors. The decision to proceed to the next step of a multi-stage development program is based on the outcome of multiple variables of any current stage and previous stages (including tolerability, specific toxicities, overall safety, pharmacokinetics and efficacy) and may be influenced by outside factors (including the competitive commercial environment and regulatory environment). Government or regulatory authorities, clinicians and other experts may, following their review of the results of a previous step, require that an initial development program be included or revised in order to strengthen the safety, efficacy and/or commercial understanding and potential of the compound, which could result in changes in the cost, duration, prioritization and even outcome of a development program. Furthermore, the required duration of treatment in clinical trials has an impact on the duration of a development program for a therapeutic agent and can vary considerably, from less than a month (for example, antibiotics) to several years (for example, treatments requiring long-term outcome measures). An appropriate duration of treatment in clinical trials with our metal protein attenuating compounds (MPACs) is yet to be confirmed and will depend on future clinical results, as well as discussions with regulatory authorities. Once the duration of such treatment has been determined, the question whether the development stages must be undertaken sequentially or may be undertaken in parallel can be addressed. Due to the numerous variables and the uncertain nature of the development of a clinical compound, we are not able to reasonably estimate the nature, timing and costs of the future expenditures necessary to complete our research and development projects, the anticipated completion dates of each project, and when material net cash flows from our research and development programs will commence.

      In March 2003, we announced our first major licensing and research collaboration with Schering A.G., a major international pharmaceutical company, and Neurosciences Victoria Ltd. Under such collaboration, Schering A.G. provided us funding of up to $2.7 million over the life of specified research and development projects.

      We have also identified and provisionally patented a novel target for an Alzheimer's vaccine. We have collaborated with Prima Biomed Ltd., a publicly traded Australian biotech company, and used the resources of the Austin Research institute, the University of Melbourne and the Mental Health Research Institute to pursue this therapeutic approach. The research investigated the feasibility of developing a passive vaccine to prevent the onset or progression of Alzheimer's. The research investigated the possibility of stimulating the immune system of a mouse to selectively produce specific antibodies which target the "toxic linked" forms of beta amyloid (not `normal' beta amyloid) associated with the pathology of the disease, as an effective Alzheimer's treatment. The Commonwealth of Australia government provided a $227,252 BIF grant for this proof of concept work. The grant finished at the end of January 2005 following the completion of milestones. We are pursuing a contractual agreement with Prima Biomed Ltd. to undertake the characterization and scale up of prospective antibody candidates for testing in future mouse passive vaccine trials.

      We announced on July 26, 2001 that we were granted a START grant from the Australian IR&D Board in the amount of $1.74 million to expand our core intellectual property for drug treatment of neuro-degenerative diseases. Under the terms of the grant we received $1.4 million during the three year period commencing January 1, 2001, for up to 50% of the project costs related to our development of a treatment for Alzheimer's disease. The grant was payable on the achievement of each of six milestones and we received the final payment under the START grant in October 2003.

      We announced on February 18, 2004 that we were granted a second START grant from the Australian IR&D Board in the amount of $1.35 million to take our second generation drug candidate for Alzheimer's disease, PBT-2, through safety testing and Phase I clinical trials. Under the terms of the grant we are to receive $1.35 million during the two year period commencing September 1, 2003, for up to 50% of the project costs related to the toxicology testing program and early human trials. The second START grant completed advance toxicology in December 2004, commenced Phase 1 clinical trials in March 2005 and is expected to conclude the Phase 1 trials in December 2005. At June 30, 2005, we had claimed $1.07 million under this grant. The quarterly report for the period ending September 2005 is yet to be filed.

      On May 7, 1999, we entered into a patent assignment and license agreement with the University of Melbourne. The agreement provided for the assignment of various patents and patent rights to us. In consideration of the assignment of the patents, we were required to make certain payments to the University of Melbourne and to pay a royalty of 1.5% on the net price of products sold utilizing such patents. In addition we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any license or sub-licensee we appoint to utilize the patents.

      Under the terms of a research funding and intellectual property assignment agreement dated December 1, 2000 between us and the University of Melbourne, we were required to pay the University for research projects an agreed minimum of $297,000 (inclusive of goods and services tax), each year for a period of three years from December 1, 2000. Since the expiration of this agreement, the parties have entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced from the natural expiry of the previous agreement and expires in December 2006. The agreement provides for an annual determination of the research budget. During the period from July 2004 to June 2005, we provided $600,000 (exclusive of goods and service tax) to the University of Melbourne. We also provided the University of Melbourne an additional $1,012,500 during the 2005 fiscal year in research funding in connection with our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd.

      On February 8, 2000, we entered into a patent assignment agreement with The Biomolecular Research Institute, or BRI. The agreement provides for the assignment of various patent applications and patent rights from BRI to us. In consideration of the assignment of the patents, we are required to pay BRI a royalty of 1.5% on the net invoiced price of products sold utilizing such patents.

      Under the terms of a license agreement between us and The General Hospital Corporation of Massachusetts, or GHC, we were required to pay GHC a total of US$166,590 for the 30 month period beginning January 1, 2001 and US$182,000 for a period of 30 months from August 1, 2001 for the right to use the results of research under a license for certain patent rights. These obligations have subsequently been satisfied.

      On January 1, 2001, we entered into another license agreement with GHC, whereby we obtained an exclusive license with respect to certain patents and permits us to sublicense the patent rights to others. In consideration of the license we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us. On March 15, 2004, the exclusive license was amended so that we are required to pay GHC the royalties payable to it for any future exploitation of rights to certain U.S. patents relating to PBT-1 regardless of the inventorship determination, as required under the settlement agreement among us, P.N.G. and GHC.

      Under the terms of our strategic alliance agreement with Kendle Pty Ltd., or Kendle, Kendle provides us with consultancy services in relation to the coordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at an hourly rate ranging from $70 to $210 an hour, depending on the seniority of the consultant. For the years ended June 30, 2005, 2004 and 2003, fees earned by Kendle amounted to $1,107,266, $379,045 and $475,289 respectively. These fees are included in our statements of financial performance as consulting fees.

D. TREND INFORMATION

      We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research or commercialization efforts.

E. OFF-BALANCE SHEET ARRANGEMENTS

      We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

      The following table summarizes our minimum contractual obligations and commercial commitments as of June 30, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations                                            Payments due by period
---------------------------------------------    ------------------------------------------------------------
                                                 less than 1                         3-5           more than
                                     Total           year          1-3 years        years           5 years
                                 ------------    ------------     -----------    ------------    ------------
Operating lease obligations      $    204,257    $    106,569    $     97,688    $         --    $         --

Purchase obligations * ....         3,139,305         685,128       1,606,481    $    635,191         212,505
                                 ------------    ------------     -----------    ------------    ------------
Total .....................      $  3,343,562    $    791,697     $1,704,1,69    $    635,191    $    212,505

      * Includes obligations under our contracts with Professor Ashley Bush and Mr. Geoffrey Kempler. See Item B. "Liquidity and Capital Resources" and Note 14 to the financial statements

                                                                          ITEM 3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------

We consent to the incorporation by reference in Registration Statement No. 333-116232 on Form F-3 of our report dated September 30, 2005, relating to the consolidated financial statements of Prana Biotechnology Limited as of June 30, 2005 and 2004 and for each of the three years in the period ended June 30, 2005, appearing in this Report on Form 6-K of Prana Biotechnology Limited for the month of September 2005.


                                             /s/Deloitte Touche Tohmatsu
                                             -----------------------------------
     Melbourne, Victoria, Australia          DELOITTE TOUCHE TOHMATSU

September 30, 2005

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Prana Biotechnology Limited


                                        /s/ Geoffrey Kempler
                                        --------------------
                                        By: Geoffrey Kempler
                                        Chief Executive Officer

      Date: September 30, 2005